As filed with the Securities and Exchange Commission on September 1, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

TIME WARNER TELECOM INC.

(Exact name of registrant as specified in its charter)

Delaware	4813	84-1500624
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

10475 Park Meadows Drive

Littleton, Colorado 80124

(303) 566-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Paul B. Jones

Senior Vice President and General Counsel

Time Warner Telecom Inc.

10475 Park Meadows Drive

Littleton, Colorado 80124

(303) 566-1000

(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven A. Rosenblum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000	Douglas R. Wright Faegre & Benson LLP 3200 Wells Fargo Center 1700 Lincoln Street Denver, Colorado 80203 Tel: (303) 607-3500	Gerald S. Greenberg Taft, Stettinius & Hollister LLP 425 Walnut Street Suite 1800 Cincinnati, Ohio 45202 Tel: (513) 357-9670

Approximate date of commencement of proposed sale of securities to the public:  As soon as practicable following the effectiveness of this registration statement and the consummation of the merger as described in the Agreement and Plan of Merger, dated as of July 27, 2006 and filed as Exhibit 2.1 to Time Warner Telecom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, which is incorporated by reference into the information statement/prospectus that is part of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Class A Common Stock, par value $0.01 per share	23,400,000 shares	N/A	$0	$0

(1)	Maximum number of shares issuable in the merger.
(2)	Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended. Since there is no market for Xspedius Communications, LLC securities, the proposed maximum aggregate offering price is based upon (i) $160,000,000, the book value as of June 30, 2006 of the Xspedius Communications, LLC securities to be cancelled in the merger, less (ii) $212,500,000, the cash consideration payable by the registrant to holders of Xspedius Communications, LLC securities in the merger, pursuant to Rule 457(f)(3) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this information statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This information statement/prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 1, 2006

INFORMATION STATEMENT/PROSPECTUS

The board of directors of Time Warner Telecom Inc. (“Time Warner Telecom”) and the board of managers and members holding a majority of the outstanding membership units of Xspedius Communications, LLC (“Xspedius”) have approved an agreement and plan of merger dated as of July 27, 2006 (the “merger agreement”) under which Time Warner Telecom will acquire Xspedius through the merger of a wholly-owned subsidiary of Time Warner Telecom with and into Xspedius (the “merger”). In the merger, Time Warner Telecom will pay the equity holders of Xspedius total consideration of $531.5 million, consisting of $212.5 million in cash (subject to upward or downward adjustment based on Xspedius’ indebtedness and working capital as of the closing of the transaction, and subject to upward adjustment under the circumstances described below) and $319.0 million in shares of Time Warner Telecom Class A common stock. The number of shares of Time Warner Telecom Class A common stock to be received by Xspedius equity holders will be determined by dividing $319.0 million by the average of the closing price per share of Time Warner Telecom Class A common stock as reported by the Nasdaq Stock Market for the 20 trading-day period ending upon the trading day immediately preceding the third trading day prior to the closing of the transaction. However, the number of shares of Time Warner Telecom Class A common stock to be issued in the merger will in no event be more than 23,400,000 shares or fewer than 18,249,428 shares. If $319.0 million exceeds the product of (x) the number of shares of Time Warner Telecom Class A common stock to be issued in the merger multiplied by (y) the greater of the average price described above and $11.66, the aggregate cash consideration payable in the merger will be increased by the amount of such excess.

Because members of Xspedius holding a majority of its outstanding membership units have already approved the merger agreement and the proposed merger, no vote is required on the part of Xspedius’ other equity holders. No vote is required on the part of Time Warner Telecom stockholders in connection with the merger.

We are not asking you for a proxy and you are requested not to send us a proxy.

Please see “ Risk Factors” beginning on page 17 for a discussion of matters relating to holding Time Warner Telecom Class A common stock.

Time Warner Telecom Class A common stock is quoted on the Nasdaq Stock Market under the symbol “TWTC.” On [                    ], 2006, the last trading date prior to the printing of this information statement/prospectus, the last reported sale price per share of Time Warner Telecom Class A common stock on the Nasdaq Stock Market was $[            ].

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this information statement/prospectus or passed upon the adequacy or accuracy of this information statement/prospectus. Any representation to the contrary is a criminal offense.

The date of this information statement/prospectus is [                    ], 2006 and it is being first mailed to Xspedius equity holders on or about [                    ], 2006.

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IMPORTANT

This document, which is referred to as the information statement/prospectus, constitutes an information statement of Xspedius and a prospectus of Time Warner Telecom for the shares of Class A common stock that Time Warner Telecom will issue to Xspedius equity holders in the merger. As permitted under the rules of the U.S. Securities and Exchange Commission (the “SEC”), this information statement/prospectus incorporates by reference important business and financial information about Time Warner Telecom contained in documents filed with the SEC and that is not included in or delivered with this information statement/prospectus. You may obtain copies of these documents, free of charge, from the website maintained by the SEC at www.sec.gov. See “Where You Can Find More Information” on page 64. You may also obtain copies of these documents, without charge, from Time Warner Telecom by writing or calling Time Warner Telecom Inc. at 10475 Park Meadows Drive, Littleton, Colorado 80124, telephone (303) 566-1000, Attn: Corporate Secretary.

In order to obtain delivery of these documents prior to completion of the merger, you should request such documents no later than [                    ], 2006.

Except as otherwise specifically noted, references to “us,” “we” or “our” refer to both Time Warner Telecom and Xspedius.

In “Questions and Answers About the Merger” below and in the “Summary” beginning on page 4, we highlight selected information from this information statement/prospectus but we have not included all of the information that may be important to you. To better understand the merger agreement and the merger, and for a complete description of their legal terms, you should read carefully this entire information statement/prospectus, including the annexes, as well as the documents that Time Warner Telecom has incorporated by reference into this document. See “Where You Can Find More Information” on page 64.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	WHAT IS THE PROPOSED TRANSACTION?

A:	On July 27, 2006, Time Warner Telecom, XPD Acquisition, LLC, Xspedius, Xspedius Management Co., LLC and Xspedius Holding Corp. entered into a merger agreement. Under the merger agreement, subject to the satisfaction of certain conditions, XPD Acquisition, LLC, a wholly-owned subsidiary of Time Warner Telecom, will merge with and into Xspedius. Xspedius will survive the merger as a wholly-owned subsidiary of Time Warner Telecom. Under the terms of the merger agreement, Xspedius equity holders will receive total consideration of $531.5 million, consisting of $212.5 million in cash and $319.0 million in shares of Time Warner Telecom’s Class A common stock, subject to adjustment as described below.

The aggregate cash consideration is subject to upward or downward adjustment based on Xspedius’ indebtedness and working capital at the closing date, and subject to upward adjustment under the circumstances described below. The stock consideration will be the aggregate number of shares of Time Warner Telecom Class A common stock equal to the quotient of $319.0 million divided by the average of the closing price per share of Time Warner Telecom’s Class A common stock on the Nasdaq Stock Market for the 20 trading-day period ending on the trading day immediately preceding the third trading day prior to closing. However, the aggregate number of shares issued will in no event be greater than 23,400,000 shares or fewer than 18,249,428 shares. If $319.0 million exceeds the product of (x) the number of shares of Time Warner Telecom Class A common stock to be issued in the merger multiplied by (y) the greater of the average price described above and $11.66, the aggregate cash consideration payable in the merger will be increased by the amount of such excess. All equity interests of Xspedius outstanding at the effective time will be cancelled and retired.

The merger agreement was filed as Exhibit 2.1 to Time Warner Telecom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, which is incorporated by reference into this information statement/prospectus. The merger agreement is the legal document that governs the merger.

Q:	WHY ARE THE TWO COMPANIES PROPOSING TO MERGE?

A:	On many occasions since its inception, Xspedius’ management, financial advisor and certain members of its board of managers had been approached about Xspedius’ interest in selling or merging in a strategic transaction with various other telecommunications service providers. Xspedius’ board of managers concluded that Time Warner Telecom’s acquisition of Xspedius would maximize value to its equity holders by capitalizing on the scale opportunities inherent in a combination with a larger telecommunications organization and providing liquidity to Xspedius’ equity holders. Xspedius’ board believes that the merger will allow Xspedius and Time Warner Telecom to achieve synergies in the form of cost savings and other efficiencies, and result in improved prospects for revenue generation and growth. In reaching its conclusion, Xspedius’ board of managers considered a variety of factors, including financial and operating information relating to the two companies. To review Xspedius’ reasons for the merger, please see “The Merger—Xspedius’ Reasons for the Merger” beginning on page 24.

Time Warner Telecom’s acquisition of Xspedius will provide an expanded footprint and scale, adding 31 new markets and expanding 12 existing Time Warner Telecom markets. In addition, Time Warner Telecom expects the acquisition to enable Time Warner Telecom to offer its next generation services to Xspedius’ existing customers and in additional service areas and to reach more customer locations. Time Warner Telecom believes that the combination will lead to expanded efficiencies as it leverages the operating structures and optimizes the network costs of the combined companies. To review Time Warner Telecom’s reasons for the merger, please see “The Merger—Time Warner Telecom’s Reasons for the Merger” beginning on page 26.

Q:	DO I NEED TO APPROVE THE MERGER?

A:	No. Xspedius’ operating agreement allows members holding a majority of its outstanding membership interests to act by written consent instead of holding a meeting. The merger agreement has already been adopted and approved by the board of managers of Xspedius and by the written consent of members holding a majority of Xspedius’ outstanding membership units. Therefore, no vote is required on your part. We are not asking for a proxy, and you are requested not to send us a proxy.

Q:	WHAT DO I NEED TO DO NOW?

A:	Nothing, other than carefully reading the information contained in this information statement/prospectus. Equity owners of Xspedius are receiving election forms with detailed instructions for choosing their form of consideration together with this information statement/prospectus and should read carefully the instructions contained therein. A disbursing agent designated pursuant to the merger agreement will disburse the cash consideration and share consideration to the holders of Xspedius equity interests in a manner consistent with Xspedius’ operating agreement and other applicable plans and agreements.

Q:	DO I HAVE DISSENTER’S RIGHTS OR APPRAISAL RIGHTS?

A:	No. Under the Limited Liability Company Act of the State of Delaware (the “LLCA”), there are no statutory rights of appraisal; however, the LLCA provides that the operating agreement of a limited liability company may provide the members of a limited liability company with dissenter’s rights. Xspedius’ operating agreement contains no such provision and specifically provides that if a merger is approved by Xspedius’ board of managers and the holders of a majority of the total outstanding units, which approval was obtained on July 27, 2006, each other member of Xspedius is required to consent to and raise no objections against such transaction (including exercising any rights of appraisal). Accordingly, no member of Xspedius may exercise any dissenter’s rights or appraisal rights in connection with the merger.

Q:	WILL XSPEDIUS EQUITY HOLDERS BE ABLE TO TRADE TIME WARNER TELECOM CLASS A COMMON STOCK THAT THEY RECEIVE PURSUANT TO THE MERGER?

A:	Yes. The Time Warner Telecom Class A common stock issued pursuant to the merger will be registered under the Securities Act and will be quoted on the Nasdaq Stock Market under the symbol “TWTC.” All shares of Time Warner Telecom Class A common stock that you receive in the merger will be freely transferable unless you are deemed an affiliate (for purposes of the federal securities laws) of Xspedius prior to the merger or of Time Warner Telecom following the merger. Affiliates of Xspedius may, however, be able to freely sell the shares they receive in the merger, subject to certain volume and manner of sale limitations pursuant to Rule 145 under the Securities Act. The stock certificates for shares of Time Warner Telecom Class A common stock issued to affiliates of Xspedius will bear stock legends referencing those restrictions on transfer. The stock legend on the affiliates’ certificates will be removed by Time Warner Telecom’s transfer agent upon a resale of those shares made in accordance with the procedures described in “The Merger—Resale of Time Warner Telecom Class A Common Stock” on page 29.

Q:	WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A:	Closing of the merger is subject to the satisfaction of a number of conditions, including receipt of applicable state and federal regulatory approvals and the effectiveness of a registration statement on Form S-4, of which this information statement/prospectus forms a part. We currently anticipate closing the merger no later than January 31, 2007.

Q:	WHERE CAN I FIND MORE INFORMATION ABOUT TIME WARNER TELECOM AND XSPEDIUS?

A:	More information about Time Warner Telecom is available from sources described under “Where You Can Find More Information” on page 64. Additional information about Time Warner Telecom may be obtained from its website at www.twtelecom.com, and additional information about Xspedius may be obtained from its website at www.xspedius.com. Information on these websites is expressly not incorporated by reference into this information statement/prospectus.

Q:	WHOM SHOULD I CONTACT IF I HAVE ADDITIONAL QUESTIONS?

A:	If you have additional questions, please contact Time Warner Telecom at 10475 Park Meadows Drive, Littleton, Colorado 80124, telephone (303) 566-1000, Attn: Corporate Secretary.

Q:	ARE THERE RISKS ASSOCIATED WITH THE MERGER?

A:	Yes. You should read carefully the section entitled “Risk Factors” beginning on page 17.

SUMMARY

This brief summary highlights selected information from this information statement/prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire document and the other documents to which this information statement/prospectus refers you to fully understand the merger. See “Where You Can Find More Information” on page 64. Each item in this summary refers to the page where that subject is discussed in more detail.

Information Regarding Time Warner Telecom (see page 50)

Time Warner Telecom Inc.

10475 Park Meadows Drive

Littleton, Colorado 80124

(303) 566-1000

Time Warner Telecom, a Delaware corporation, is a leading provider of managed network solutions to a wide range of business customers throughout the United States. Time Warner Telecom delivers data, dedicated internet access, and local and long distance voice services. Time Warner Telecom’s customers are principally enterprise organizations in the health care, finance, higher education, manufacturing and hospitality industries, state, local and federal government entities as well as long distance carriers, incumbent local exchange carriers, competitive local exchange carriers, wireless communications companies, and internet service providers.

Time Warner Telecom operates in 44 U.S. metropolitan markets that have high concentrations of medium- and large-sized businesses. As of June 30, 2006, Time Warner Telecom’s networks spanned 21,068 route miles. Time Warner Telecom offers service in 24 states to approximately 24,000 buildings served entirely by its network facilities or through the use of another carrier’s facilities to provide a portion of the link.

Information Regarding Xspedius (see page 50)

Xspedius Communications, LLC

5555 Winghaven Blvd., Suite 300

O’Fallon, MO 63368-3626

(636) 625-7000

Xspedius, a Delaware limited liability company, is a leading facilities-based provider of integrated telecommunications services to carriers and small- and medium-sized businesses primarily in the southern United States. Xspedius delivers a comprehensive suite of high quality services, including local and long distance voice, data and dedicated internet access, in 43 facilities-based markets covering 20 states and the District of Columbia. As of June 30, 2006, Xspedius’ fiber optic network spanned over 2,800 metropolitan route miles.

The Merger (see page 21)

At the effective time, subject to the provisions of the merger agreement and in accordance with Delaware law, XPD Acquisition, LLC, a wholly-owned subsidiary of Time Warner Telecom, will merge with and into Xspedius, with Xspedius continuing as the surviving entity and a wholly-owned subsidiary of Time Warner Telecom. The separate legal existence of XPD Acquisition, LLC will terminate upon the effectiveness of the merger.

What Xspedius Equity Holders Will Receive in the Merger (see page 21)

The aggregate consideration to be received by Xspedius equity holders is $531.5 million, consisting of $212.5 million in cash and $319.0 million in shares of Time Warner Telecom Class A common stock. The aggregate cash consideration is subject to upward or downward adjustment based on Xspedius’ indebtedness and working capital at the closing date, and subject to upward adjustment under the circumstances described below.

The number of shares of Time Warner Telecom Class A common stock to be received by Xspedius equity holders will be determined by dividing $319.0 million by the average of the closing price per share of Time Warner Telecom Class A common stock as reported by the Nasdaq Stock Market for the 20 trading-day period ending upon the trading day immediately preceding the third trading day prior to the closing of the transaction. However, the number of shares of Time Warner Telecom Class A common stock to be issued in the merger will in no event be more than 23,400,000 shares or fewer than 18,249,428 shares. If $319.0 million exceeds the product of (x) the number of shares of Time Warner Telecom Class A common stock to be issued in the merger multiplied by (y) the greater of the average price described above and $11.66, the aggregate cash consideration payable in the merger will be increased by the amount of such excess.

All Xspedius membership or equity interests issued and outstanding immediately prior to the effective time of the merger will be cancelled at the effective time and converted into a right to receive shares of Time Warner Telecom Class A common stock and/or cash in an amount determined by Xspedius’ operating agreement.

For illustrative purposes, assuming:

•	all outstanding warrants and options to acquire membership interests of Xspedius were exercised for cash at or before the effective time of the merger;

•	all incentive units of Xspedius were fully vested at the effective time of the merger;

•	the merger were consummated on August 31, 2006;

•	the aggregate indebtedness of Xspedius at the effective time of the merger were $51,500,000;

•	the working capital of Xspedius at the effective time of the merger were $1.00; and

•	the average closing per share price of Time Warner Telecom Class A common stock for the period described above were not greater than $17.48 nor less than $11.66,

the following table shows the merger consideration (valuing the Time Warner Telecom Class A common stock at such average price) that would be paid per unit of each class of membership interest of Xspedius (these amounts do not include any reduction for the exercise price of any warrants or options to acquire these units):

Class	Amount
Preferred Units	$1.77
Common Units	$1.77	*
Incentive Units	$36.00

*	Except for common units acquired pursuant to options with a $2.70 exercise price, which will receive $2.97 of merger consideration (not including any reduction for the exercise price).

Pursuant to an amendment to Xspedius’ operating agreement adopted as of August 30, 2006, Xspedius’ board of managers was authorized to adopt a plan to enable holders of each class of units of Xspedius to elect whether to receive their merger consideration in cash, shares of Time Warner Telecom Class A common stock or a combination thereof. For purposes of this election, the shares of Time Warner Telecom Class A common stock will be valued at the average closing price per share for the 20 trading-day period ending upon the trading day immediately preceding the third trading day prior to the closing of the transaction even if such average price exceeds $17.48 per share. If the elections made by the Xspedius members exceed the amount of cash or number of shares of Time Warner Telecom class common stock available for distribution, the oversubscribed form of consideration will be prorated among the members electing that form and the balance of their consideration will be paid in the undersubscribed form of consideration. Notwithstanding such elections, any cash available for distribution to members of Xspedius after final determination of any adjustments to the cash consideration portion of the merger price will be distributed to all members pro rata. Election forms with detailed instructions for choosing the form of consideration and further information with respect to the election are being mailed to holders of Xspedius equity interests together with this information statement/prospectus. Xspedius’ board reserves the right to amend or cancel the election plan. If the plan were cancelled Xspedius’ equity holders would receive a pro rata combination of cash and shares of Time Warner Telecom Class A common stock.

The exact number of shares of Time Warner Telecom Class A common stock to be delivered in the merger is not determinable at this time because the price used to calculate the number of shares of Class A common stock to be delivered pursuant to the merger is not yet known. The following table sets forth the aggregate number of shares of Time Warner Telecom Class A common stock that would be delivered in the merger at various average sales prices per share for the period described above. In addition, if the average sales price per share is below $13.63, the aggregate cash consideration will be increased as described above.

	Time Warner Telecom Class A Common Stock 20-Day Average Closing Price
	At or Below $13.63	$14.59	$15.55	$16.51	At or Above $17.48
Aggregate Shares of Time Warner Telecom Class A Common Stock Issuable	23,400,000	21,864,290	20,514,469	19,321,623	18,249,428

No Dissenter’s Rights or Appraisal Rights (see page 28)

Pursuant to the Xspedius operating agreement, if a merger is approved by Xspedius’ board of managers and the holders of a majority of the total outstanding units, which approval was obtained on July 27, 2006, each other member of Xspedius is required to consent to and raise no objections against such transaction (including exercising any rights of appraisal). Accordingly, no member of Xspedius may exercise any dissenter’s rights or appraisal rights in connection with the merger.

Regulatory Approvals Required for the Merger (see page 28)

Consummation of the merger is contingent upon the receipt of approvals from the Federal Communications Commission (the “FCC”) as well as notification to and/or approval by certain state public utility commissions (“PUCs”). The appropriate applications for approval and notifications were filed with the FCC and these PUCs on or prior to August 16, 2006. In addition, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the rules promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”), the merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice and specified waiting periods have been satisfied. Time Warner Telecom was granted its request for early termination of the waiting period by the FTC and the Antitrust Division on August 29, 2006. Time Warner Telecom also intends to make all required filings under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the merger.

Interests of Certain Persons in the Merger (see page 31)

As of July 31, 2006, Time Warner Telecom’s directors and executive officers beneficially owned an aggregate of 5,630,425 shares Time Warner Telecom Class A common stock, representing approximately 6.8% of the outstanding Class A common stock, and owned no shares of Time Warner Telecom Class B common stock. As of August 31, 2006, Xspedius’ managers and executive officers and their affiliates beneficially owned an aggregate of 239,616,118 Xspedius preferred units and 650,000 Xspedius incentive units, representing approximately 96.4% of the membership units of Xspedius.

Material United States Federal Income Tax Consequences of the Merger (see page 26)

The receipt of the merger consideration in exchange for Xspedius membership interests pursuant to the merger will be a taxable transaction for United States federal income tax purposes. Generally, a holder of Xspedius membership interests will recognize gain or loss for United States federal income tax purposes measured by the difference, if any, between (i) the fair market value of the Time Warner Telecom Class A common stock as of the effective time of the merger together with the amount of cash received and (ii) the holder’s adjusted tax basis in the Xspedius membership interests exchanged for the merger consideration.

Holders of Xspedius membership interests are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the merger.

Accounting Treatment of the Merger (see page 28)

The merger will be accounted for under the purchase method of accounting in accordance with United States generally accepted accounting principles.

Time Warner Telecom Selected Historical Financial Information

The selected financial data set forth below as of December 31, 2005, 2004, 2003, 2002 and 2001 and for the fiscal years then ended have been derived from Time Warner Telecom’s audited consolidated financial statements and the notes related thereto. The selected financial data as of June 30, 2006 and 2005 and for the six month periods then ended have been derived from Time Warner Telecom’s unaudited consolidated financial statements. The selected financial data should be read in conjunction with Time Warner Telecom’s consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Time Warner Telecom’s annual report on Form 10-K for the year ended December 31, 2005 and Time Warner Telecom’s quarterly report on Form 10-Q for the period ended June 30, 2006. The unaudited financial statements include, in Time Warner Telecom’s opinion, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited periods. You should not rely on these interim results as indicative of results Time Warner Telecom may expect for the full year or any other interim period.

	Year ended December 31,					Six Months ended June 30,
	2005	2004	2003	2002	2001	2006	2005
	(amounts in thousands, except per share amounts)
Results of Operations:
Revenue(1)(2)	$708,727	653,087	669,591	695,574	737,707	377,485	346,351
Operating income (loss)(3)	12,978	(17,203)	8,440	(260,761)	(30,082)	5,784	1,457
Net loss(4)	(108,064)	(133,037)	(89,336)	(366,035)	(81,167)	(62,673)	(62,367)
Net loss per common share	(0.93)	(1.15)	(0.78)	(3.19)	(0.71)	(0.53)	(0.54)

Financial Position:
Total assets	1,792,536	1,905,588	2,005,883	2,149,256	2,398,954	1,700,781	1,830,866
Current portion of debt and capital lease obligations	4,211	1,387	525	26,005	4,052	3,563	2,385
Long term debt and capital lease obligations	1,246,362	1,249,197	1,203,383	1,206,030	1,063,368	1,219,129	1,249,352
Total liabilities	1,528,022	1,538,430	1,508,084	1,564,021	1,450,241	1,474,453	1,524,646
Total stockholders’ equity	264,514	367,158	497,799	585,235	948,713	226,328	306,220

(1)	Includes revenue resulting from transactions of affiliates of $16.9 million, $19.9 million, $33.4 million, $31.8 million, and $25.5 million for the years ended 2005, 2004, 2003, 2002, and 2001, respectively, and $8.4 million for the six months ended June 30, 2006 and 2005.
(2)	Includes favorable reciprocal compensation settlements that totaled $3.9 million, $19.1 million, and $37.0 million in 2003, 2002, and 2001.
(3)	Includes $2.4 million in 2001 for a non-cash facilities impairment charge.
(4)	During 2003, Time Warner Telecom implemented Financial Accounting Standards Board Statement No. 143, Accounting for Asset Retirement Obligations, which resulted in a charge for a cumulative effect of change in accounting principle of $3.0 million.

Time Warner Telecom Pro Forma Information

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements presented below are derived from the historical consolidated financial statements of Time Warner Telecom and Xspedius. The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements are prepared using the purchase method of accounting based on available information and assumptions Time Warner Telecom believes to be reasonable. These adjustments are described in the accompanying notes. The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations for the six months ended June 30, 2006 and the year ended December 31, 2005 give effect to Time Warner Telecom’s acquisition of Xspedius and the related financing as if it had occurred on January 1, 2005. The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet as of June 30, 2006 gives effect to Time Warner Telecom’s acquisition of Xspedius and the related financing as if it had occurred on June 30, 2006. The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements should not be considered indicative of actual results that would have been achieved had the transaction actually been consummated on the dates indicated and does not purport to be indicative of results of operations as of any future date or for any future period.

The final purchase consideration paid by Time Warner Telecom is subject to adjustment based on the average of the closing sales prices per share of Time Warner Telecom’s Class A common stock as reported by the Nasdaq Stock Market for the 20 trading-day period ending on the trading day immediately preceding the third trading day prior to the closing of the transaction. However, in no event will the number of shares of Time Warner Telecom Class A common stock issuable in the merger be less than 18,249,428 or more than 23,400,000. The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements have been prepared based on the average closing price of Time Warner Telecom’s Class A common stock for the five business day period commencing two business days prior to the public announcement of the acquisition, or $16.15. The purchase consideration is also subject to adjustments based on Xspedius’ indebtedness and working capital as of the closing date.

As of the date of this information statement/prospectus, Time Warner Telecom has not completed the detailed valuation studies necessary to arrive at the fair market value of the Xspedius assets to be acquired and liabilities to be assumed and the related allocations of purchase price, nor has it identified the adjustments necessary, if any, to conform Xspedius data to Time Warner Telecom’s accounting policies. Certain accounting policy differences exist with respect to the accounting for disputed accrued carrier related liabilities. This potential adjustment has not been included in these Unaudited Pro Forma Condensed Combined Consolidated Financial Statements as it cannot be reasonably estimated. Other estimates were used in the preparation of the pro forma information as described in the Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements. The final allocation of the purchase price may differ from these Unaudited Pro Forma Condensed Combined Consolidated Financial Statements once Time Warner Telecom has determined the final purchase consideration for Xspedius, has completed the valuation studies necessary to finalize the required purchase price allocations and identified any necessary conforming accounting changes. There can be no assurance that the finalization will not result in material changes.

Time Warner Telecom intends to fund a portion of the cash consideration by drawing on its existing $110.0 million revolving credit facility. Interest on the revolving credit facility is calculated on a specified floating Eurodollar rate plus 2.5%. Based on the Eurodollar rate at June 30, 2006, the interest rate was 7.48%. A 1/8% change in the applicable rate would change the amount of annual interest paid by $137,500. While this financing option is currently available, Time Warner Telecom may enter into additional financing or refinancing transactions prior to or after the closing of the merger.

TIME WARNER TELECOM, INC.

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

June 30, 2006

	Historical		Pro forma
	Time Warner Telecom	Xspedius	Adjustments		Financing Impact		Combined
			(amounts in thousands)
ASSETS
			(1,139)	(a1)
Cash and cash equivalents	$130,826	$7,119	$(220,170)	(a1)	$110,000	(c1)	$26,636
Investments	197,470						197,470
Receivables	46,904	16,845					63,749
Prepaid expenses and other current assets	20,314	2,583					22,897
Deferred income taxes	11,426						11,426

Total current assets	406,940	26,547	(221,309)		110,000		322,178

Property, plant and equipment- net	1,193,178	112,661			—		1,305,839
Deferred income taxes	47,343						47,343
			262,967	(a5)
Goodwill	26,773	73,278	(73,278)	(a4)			289,740

			170,000	(a4)
			(29,121)	(a4)
Other assets, net of accumulated amortization	26,547	36,023	(2,231)	(a3)			201,218

Total assets	$1,700,781	$248,509	$107,028		$110,000		$2,166,318

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current portion debt and capital lease obligations	3,563	49,427	(49,427)	(a1)			3,563
Other current liabilities	224,325	36,570	(384)	(a1)			260,511

Total current liabilities	227,888	85,997	(49,811)		—		264,074

Long-term debt and capital lease obligations	1,219,129	284	(284)	(a1)	110,000	(c1)	1,329,129
Deferred revenue	18,554	1,333	(1,333)	(a3)			18,554
Other long-term liabilities	8,882	1,322	(971)	(a3)			9,233

Total liabilities	1,474,453	88,936	(52,399)		110,000		1,620,990

Stockholders’ equity:
Preferred stock	—		—				—
Preferred units		162,370	(162,370)	(a2)			—
Class A common stock	770		198	(a1)			968
Class B common stock	436		—				436
Common units		23	(23)	(a2)			—
Deferred stock-based compensation		(2,820)	2,820	(a2)			—
Additional paid-in capital	1,202,299		318,802	(a1)			1,521,101

Accumulated deficit	(977,177)		—				(977,177)

Total stockholders’ equity	226,328	159,573	159,427		—		545,328

Total liabilities and stockholders’ equity	$1,700,781	$248,509	$107,028		$110,000		$2,166,318

See notes to unaudited pro forma condensed combined consolidated financial statements.

TIME WARNER TELECOM, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

Year ended December 31, 2005

	Historical		Pro forma
			Adjustments
	Time Warner Telecom	Xspedius	Xspedius		Financing Impact		Combined
	(audited)	(audited)
	(amounts in thousands, except per share amounts)
Revenue	$708,727	$214,660	$—		$—		$923,387

Costs and expenses
Operating	264,517	104,066	33,600	(b4)			402,183
Selling, general, and administrative	193,052	104,036	(33,600)	(b4)			263,488
Depreciation, amortization, and accretion	238,180	40,664	24,286 (8,153)	(a4) (b1)			294,977

Total costs and expenses	695,749	248,766	16,133		—		960,648

Operating income (loss)	12,978	(34,106)	(16,133)		—		(37,261)

					(8,228)	(c1)
Interest expense	(120,219)	(7,233)	7,233	(b2)	727	(c2)	(127,720)
Debt extinguishment costs	(14,043)	—					(14,043)
Interest income and other, net	13,220	584	(3,339)	(b3)			10,465

Loss before income taxes	(108,064)	(40,755)	(12,239)		(7,501)		(168,559)

Income tax expense	—	—					—

Net loss	$(108,064)	$(40,755)	$(12,239)		$(7,501)		$(168,559)

Net loss per common share	$(0.93)						$(1.24)

Weighted average shares outstanding	116,315		19,752				136,067

See notes to unaudited pro forma condensed combined consolidated financial statements.

TIME WARNER TELECOM, INC.

Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

Six months ended June 30, 2006

	Historical		Pro forma
			Adjustments
	Time Warner Telecom	Xspedius	Xspedius		Financing Impact		Combined
	(amounts in thousands, except per share amounts)
Revenue	$377,485	$114,061	$—		$—		$491,546

Costs and expenses
Operating	139,429	53,050	14,574	(b4)			207,053
Selling, general, and administrative	109,776	45,545	(14,574)	(b4)			140,747
Depreciation, amortization, and accretion	122,496	19,882	12,143 (4,150)	(a4) (b1)			150,371

Total costs and expenses	371,701	118,478	7,993		—		498,171

Operating income (loss)	5,784	(4,416)	(7,993)		—		(6,625)

					(4,114)	(c1)
Interest expense	(53,162)	(4,166)	4,166	(b2)	278	(c2)	(56,998)
Debt extinguishment costs	(25,777)	—					(25,777)
Interest income and other, net	10,489	368	(2,404)	(b3)			8,453

Loss before income taxes	(62,666)	(8,214)	(6,231)		(3,836)		(80,947)

Income tax expense	7	—					7

Net loss	$(62,673)	$(8,214)	$(6,231)		$(3,836)		$(80,954)

Net loss per common share	$(0.53)						$(0.58)

Weighted average shares outstanding	119,155		19,752				138,907

See notes to unaudited pro forma condensed combined consolidated financial statements.

Time Warner Telecom Inc.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

(a)	The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet includes adjustments to reflect the acquisition of Xspedius:

(a1) The aggregate consideration for the Xspedius acquisition is $531.5 million (subject to upward or downward adjustment as described below), consisting of $212.5 million in cash and $319.0 million in shares of Time Warner Telecom Class A common stock.

The share consideration within these Unaudited Pro Forma Condensed Combined Consolidated Financial Statements is based upon the following calculation:

Class A common stock consideration	$319,000
Price per share (1)	16.15

Number of shares	19,752

Value attributed to par at $1 par value	$198
Balance to additional paid in capital	$318,802

For purposes of the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, price per share is based on the average closing price of Time Warner Telecom’s Class A common stock for the five business day period commencing on the second business day prior to the public announcement of the acquisition on July 27, 2006.

The $212.5 million cash consideration is subject to upward or downward adjustment based on Xspedius’ indebtedness and working capital at the closing date. Indebtedness will be assumed and simultaneously retired with the closing. Working capital will be increased by any amounts paid or payable at closing in accordance with certain employee retention plans. Such plans are not yet in place and an adjustment amount is not yet estimable. The following schedule details the cash to be paid at closing reconciled to the cash to be paid to Xspedius’ members:

Cash to be paid at closing	$220,170
Transaction fees	(7,670)

Cash consideration	212,500
Working capital adjustment	1,139
Xspedius indebtedness to be settled at closing	(50,095)

Cash to be paid to Xspedius’ members	$163,544

The assumption of Xspedius’ indebtedness and simultaneous payment of the indebtedness by Time Warner Telecom will not have a net impact on the total cash to be paid at closing by Time Warner Telecom since the cash consideration is adjusted by the same amount. The following schedule details Xspedius’ indebtedness as of June 30, 2006:

Current portion debt and capital lease obligations	$49,427
Other current liabilities (accrued interest)	384
Long-term debt and capital lease obligations	284

Total Xspedius’ indebtedness assumed and repaid	$50,095

(a2) The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet has been adjusted to eliminate the historical member’s equity accounts of Xspedius.

(a3) The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet has been adjusted to eliminate the assets and liabilities which have no future benefit and/or service obligation to or by Time Warner Telecom.

(a4) The Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet has been adjusted to reflect the elimination of Xspedius’ goodwill and purchased intangibles. The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements reflect a preliminary allocation of the purchase price to tangible assets and liabilities with fair values approximating historical book values as of June 30, 2006. The remaining unallocated purchase price was allocated to goodwill.

A preliminary fair value estimate of $170 million has been included for identified intangible assets, which are expected to consist primarily of customer lists, relationships and agreements, with a preliminary straight-line asset life of seven years (amortization of this intangible is reflected in the Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations). The annual expense would decrease by $3.0 million or increase by $4.0 million if the life were to increase or decrease, respectively, by one year.

The final purchase price allocation, which will be based on third party appraisals that have not been completed, may result in different allocations of fair value for tangible and intangible assets than those presented in these Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, and those differences could be material.

(a5) This adjustment reflects the preliminary allocation of the purchase price to identifiable net assets acquired and the excess purchase price to goodwill.

Aggregate consideration	$531,500
Working capital adjustment	1,139
Acquisition costs	7,670

Total cost of acquisition	$540,309
Indebtedness adjustment	(50,095)

Total purchase price to be allocated	$490,214

Book value of tangible net assets acquired:
Property, plant and equipment- net	112,661
Indebtedness	(50,095)
Other tangible net assets acquired	(5,319)

Total book value of tangible net assets acquired	57,247
Preliminary fair value of identifiable intangible assets	170,000

Preliminary estimate of fair value of identifiable net assets acquired	227,247

Preliminary estimate of goodwill	$262,967

(b)	The Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations includes adjustments to reflect the acquisition of Xspedius.

(b1) This removes the historical amortization of intangible assets attributable to Xspedius’ intangible assets.

(b2) This adjustment removes Xspedius’ interest expense on historical debt to be retired at closing.

(b3) This adjustment removes the historical interest income earned by Time Warner Telecom on the $111.3 million of the cash consideration funded with cash on hand.

(b4) Time Warner Telecom considers certain expenses as operating costs that Xspedius presents as selling, general, and administrative costs, including employee costs related to provisioning and field technicians. This adjustment is an estimate of the reclassification necessary to conform the historical Xspedius presentation of operating costs and selling, general, and administrative costs to be consistent with Time Warner Telecom’s presentation.

(c)	The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements includes adjustments to reflect the impact of the related financing:

(c1) Time Warner Telecom intends to draw $110.0 million on its existing revolving credit facility to fund a portion of the cash consideration. Interest on the revolving credit facility is calculated based on a specified Eurodollar rate plus 2.5%. Based on the Eurodollar rate at June 30, 2006, the interest rate was 7.48%. A  1/8% change in the applicable rate would change the amount of annual interest paid by $137,500. While this financing option is currently available, Time Warner Telecom may enter into additional financing or refinancing transactions prior to or after the closing of the merger.

(c2) This adjustment removes the commitment fee expense for the $110.0 million undrawn credit facility.

Xspedius Summary Historical Financial Information

Summary financial data of Xspedius and its subsidiaries appears below. The financial data set forth below as of December 31, 2004 and 2003 and for the fiscal years then ended are drawn from unaudited financial statements of Xspedius; the financial data as of December 2005 and for the fiscal year then ended are drawn from audited financial statements of Xspedius. The financial data set forth below as of June 30, 2006 and 2005, and for the six months then ended are drawn from unaudited financial statements of Xspedius. Xspedius’ financial statements for the years ended December 31, 2005, 2004 and 2003 and the six months ended June 30, 2006 and 2005 are included in this information statement/prospectus and the following summary data should be read in conjunction with such financial statements.

	Year Ended December 31,			Six Months Ended June 30,
	2005	2004	2003	2006	2005
	(In thousands)
Results of Operations:
Revenues	$214,660	211,167	197,334	114,061	104,388
Gross profit	110,594	114,400	111,950	61,011	53,948
Operating expenses	144,700	167,178	152,543	65,427	72,743
Other expenses	(6,649)	(2,886)	(1,373)	(3,798)	(2,376)
Net loss before cumulative effect of accounting change	(40,755)	(55,664)	(41,966)	(8,214)	(21,171)
Cumulative effect of accounting change	—	3,067	—	—	—
Net loss	(40,755)	(52,597)	(41,966)	(8,214)	(21,171)
Financial Position:
Total assets	$264,587	275,586	310,591	248,509	298,743
Current portion of long-term debt	49,842	12,704	11,320	49,427	1,951
Long-term debt, less current portion	1,257	10,313	965	284	57,211
Total liabilities	96,799	78,708	66,277	88,936	111,394
Members’ equity	$167,788	196,878	244,314	159,573	187,349

Xspedius’ financial statements for 2005, 2004, and 2003 have been restated. See Note 2 to the Xspedius financial statements.

Certain Historical Per Share Data

The following table lists the per share/membership unit data of Time Warner Telecom and Xspedius, respectively, as of and for the year ended December 31, 2005 and as of and for the period ended June 30, 2006.

	June 30, 2006	December 31, 2005
Book Value Per Share/Membership Unit
Time Warner Telecom	$1.88	$2.25
Xspedius	$0.67	$0.70
Cash Dividends Per Share/Membership Unit
Time Warner Telecom	—	—
Xspedius	—	—
Earnings Per Share/Membership Unit
Time Warner Telecom	$(0.53)	$(0.93)
Xspedius	$(0.03)	$(0.17)

Comparative Market Values of Time Warner Telecom and Xspedius Securities

Time Warner Telecom Class A common stock trades on the Nasdaq Stock Market under the symbol “TWTC.” The following table shows the range of high and low sales prices per share for Time Warner Telecom Class A common stock for the periods indicated as reported on the Nasdaq Stock Market through                     , 2006. As of August 31, 2006, there were 311 holders of record of Time Warner Telecom Class A common stock and six holders of record of Time Warner Telecom Class B common stock.

	Price Range of Time Warner Telecom Class A Common Stock
Quarter Ended	High	Low
March 31, 2004	$12.71	$5.81
June 30, 2004	6.63	3.14
September 30, 2004	5.27	3.85
December 31, 2004	5.43	3.77

March 31, 2005	4.59	3.31
June 30, 2005	6.09	3.76
September 30, 2005	8.10	5.89
December 31, 2005	10.02	6.84

March 31, 2006	18.73	9.46
June 30, 2006	17.98	13.43
September 30, 2006 (through , 2006)	—	—

On July 27, 2006, the last trading day before the announcement of the merger, the last reported sale price of the Class A common stock on the Nasdaq Stock Market was $15.93. On                     , 2006, the most recent practicable date prior to the printing of this information statement/prospectus, the last reported sale price of the Class A common stock on the Nasdaq Stock Market was $            .

There is no public trading market for Xspedius securities.

RISK FACTORS

As a result of the merger, Xspedius’ business will be subject to the following new or increased risks related to Time Warner Telecom’s other businesses and the structure of the merger. In addition to the risks described below, the combined companies will continue to be subject to the risks described in the documents that Time Warner Telecom has filed with the SEC that are incorporated by reference into this information statement/prospectus. If any of the risks described below or in the documents incorporated by reference into this information statement/prospectus actually occur, the business, financial condition, results of operations or cash flows of the combined companies could be materially adversely affected. The risks below should be considered along with the other information included or incorporated by reference into this information statement/prospectus.

The combined companies may not realize any benefits from the merger.

Time Warner Telecom and Xspedius entered into the merger agreement with the expectation that the merger will result in benefits to each company, as described in “The Merger” beginning on page 21. Achieving the benefits of the merger will depend in part on the successful integration of Time Warner Telecom’s and Xspedius’ operations and personnel in a timely and efficient manner. Integrating Time Warner Telecom and Xspedius will be a complex and time-consuming process. Employees and management of Time Warner Telecom and Xspedius have played a key role in creating and operating each company. The successful integration of these two companies will alter prior relationships and may affect productivity. In addition, the merger is likely to require significant time and attention of the management of each company that would otherwise be focused on ongoing operations and could negatively affect the combined companies’ ability to operate and to retain key employees after the merger. Time Warner Telecom cannot assure its stockholders that the operations of the combined companies can be successfully integrated or that any of the anticipated benefits of the merger will be realized, and the failure to do so could have a material adverse effect on Time Warner Telecom’s business and stock price.

If Time Warner Telecom and Xspedius cannot quickly and efficiently make their technology, products and services operate together, many of the potential benefits of the merger may either be delayed or not be realized.

Time Warner Telecom intends to make Xspedius’ technology, products and services operate together with its own technology, products and services. Time Warner Telecom cannot assure you that it will be able to do so quickly and effectively. In order to obtain the benefits of the merger, Time Warner Telecom must make Xspedius’ technology, products and services operate together with Time Warner Telecom’s technology, products and services. Time Warner Telecom may be required to spend additional time and money on operating compatibility, which would otherwise be spent on developing and selling its own products and services. If Time Warner Telecom does not integrate operations effectively or uses too many resources on integration issues, it could harm the combined companies’ business, financial condition and results of operations.

The market price of Time Warner Telecom Class A common stock may decline as a result of the merger.

The market price of Time Warner Telecom Class A common stock may decline as a result of the merger if the integration of Time Warner Telecom and Xspedius is unsuccessful or takes longer than expected, the perceived benefits of the merger are not achieved as rapidly or to the extent anticipated by financial analysts or investors, or the effect of the merger on Time Warner Telecom’s financial results is not consistent with the expectations of financial analysts or investors. Increased indebtedness may limit Time Warner Telecom’s ability to obtain additional financing in the future for capital expenditures, acquisitions or other corporate purposes, may make Time Warner Telecom more vulnerable to economic downturn than less leveraged competitors and may decrease the company’s ability to withstand competitive pressure.

The acquisition of Xspedius will likely increase Time Warner Telecom’s indebtedness and decrease its liquidity.

The acquisition consideration consists, in part, of approximately $212.5 million in cash, subject to adjustment as described herein. If Time Warner Telecom draws on its $110.0 million revolving credit facility for a portion of the consideration and uses $102.5 million of cash for the balance, Time Warner Telecom’s indebtedness and interest expense will increase and its cash position will decrease. Decreased liquidity could adversely affect Time Warner Telecom’s ability to fund capital expenditures for the expansion of its network in the future. Time Warner Telecom may also choose to increase the size of its credit facilities to fund the cash portion of the merger consideration and costs related to the merger. Increased indebtedness will increase Time Warner Telecom’s interest expense.

The number of shares of Time Warner Telecom Class A common stock that members of Xspedius will receive in the merger is subject to change and there is a cap and a floor with respect to the number of shares of Time Warner Telecom Class A common stock issuable in the merger.

The total number of shares of Time Warner Telecom Class A common stock that Time Warner Telecom will issue in the merger will be determined by dividing $319.0 million (the portion of the purchase price payable in shares of Time Warner Telecom Class A common stock) by the average of the closing sales prices per share of Time Warner Telecom Class A common stock as reported by the Nasdaq Stock Market for the 20 trading-day period ending on the trading day immediately preceding the third trading day prior to the closing of the transaction. However, in no event will the number of shares of Time Warner Telecom Class A common stock issuable in the merger be less than 18,249,428 or more than 23,400,000. See “The Merger—Summary of Calculation of Total Merger Consideration.” Within this range, the number of shares of Time Warner Telecom Class A common stock to be issued in the merger is subject to fluctuation, in that the lesser the average closing price of Time Warner Telecom Class A common stock during the 20-trading-day period, the more shares of Time Warner Telecom Class A common stock will be issued in the merger, and the greater the average closing price, the fewer shares will be issued. Changes in the market price of Time Warner Telecom Class A common stock during the three trading days prior to, and the day of, the closing will not affect the number of shares to be issued in the merger.

Increases in the cash consideration will further decrease Time Warner Telecom’s cash position. Time Warner Telecom and Xspedius encourage you to obtain current stock price quotations for Time Warner Telecom Class A common stock from a newspaper, the internet or your broker.

The merger may result in a loss of Time Warner Telecom or Xspedius employees.

Despite Time Warner Telecom’s efforts to retain quality employees, Time Warner Telecom might lose some of Xspedius’ or its own employees following the merger. Xspedius employees may not want to work for a larger, publicly-traded company instead of a smaller, privately-held company or may not want to assume different duties, positions and compensation that Time Warner Telecom offers to the Xspedius employees. Xspedius’ contribution to the combined company’s future performance will depend in part on the continued service of key members of Xspedius’ personnel. Competitors may recruit employees prior to the merger and during integration, as is common in mergers of telecommunications companies. As a result, employees of Xspedius or Time Warner Telecom could leave with little or no prior notice. Time Warner Telecom cannot assure you that the combined companies will be able to attract, retain and integrate employees following the merger.

Xspedius members will have substantively different rights with respect to their stockholdings following the merger.

Upon consummation of the merger, the Xspedius members, who hold membership units in a private Delaware limited liability company, will become stockholders of Time Warner Telecom, a public Delaware corporation. There are material differences between the rights of members of a private limited liability company and the rights of stockholders of a public corporation. See “Comparison of Stockholder and Member Rights” beginning on page 44.

The merger agreement prohibits Xspedius from pursuing an alternative acquisition proposal to the merger.

The merger agreement prohibits Xspedius from soliciting, encouraging or facilitating certain alternative acquisition proposals from a third party. These provisions eliminate Xspedius’ ability to pursue offers from third parties that could result in greater value to Xspedius’ equity holders.

The merger is subject to the receipt of consents from various governmental entities, which may impose conditions on, jeopardize or delay completion of the merger or reduce the anticipated benefits of the merger.

Completion of the merger is conditioned upon filings with, and the receipt of required consents, orders, approvals or clearances from, various governmental entities, including the FTC, the Antitrust Division of the U.S. Department of Justice, the FCC and state PUCs.

While Time Warner Telecom was granted its request for early termination of specified waiting period requirements by the FTC and the Antitrust Division, there is no assurance that all of these required consents, orders, approvals and clearances will be obtained. If the required consents are obtained, at any time before or after the time that the merger is effective under Delaware law, governmental entities may impose conditions on, or require divestitures relating to, the divisions, operations or assets of Time Warner Telecom or Xspedius. These conditions or divestitures may jeopardize or delay completion of the merger or reduce the anticipated benefits of the merger.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This information statement/prospectus and the documents incorporated by reference herein contain “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may include, without limitation, statements relating to:

•	Time Warner Telecom’s ability to integrate Xspedius’ operations into Time Warner Telecom’s operations;

•	the expected completion date of the merger;

•	the expected benefits of the merger to Time Warner Telecom’s business;

•	the merger’s ability to provide Xspedius equity holders with liquidity through the receipt of registered Time Warner Telecom Class A common stock; and

•	Time Warner Telecom’s expectations with regards to business, operations and financial effects on the combined company.

These statements involve known and unknown risks, uncertainties, and other factors that may cause results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this information statement/prospectus and the documents incorporated by reference. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of such terms or other comparable terminology.

We caution you not to place significant reliance on these forward-looking statements, which speak only as of the date of this information statement/prospectus or the date of the incorporated documents, as applicable, and we undertake no obligation to update or revise these statements.

THE MERGER

The following discussion of the merger is subject to and qualified in its entirety by reference to the merger agreement, which was filed as Exhibit 2.1 to Time Warner Telecom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, and is incorporated by reference into this information statement/prospectus.

Structure of the Merger

At the effective time, subject to the provisions of the merger agreement and in accordance with Delaware law, XPD Acquisition, LLC (“Merger Sub”), a wholly-owned subsidiary of Time Warner Telecom, will merge with and into Xspedius. Xspedius will survive the merger as a wholly-owned subsidiary of Time Warner Telecom. The separate legal existence of Merger Sub will terminate upon the effectiveness of the merger.

Total Merger Consideration

The aggregate consideration to be received by Xspedius equity holders is $531.5 million, consisting of $212.5 million in cash and $319.0 million in shares of Time Warner Telecom Class A common stock, subject to adjustment as described below.

The number of shares of Time Warner Telecom Class A common stock to be received by Xspedius equity holders will be determined by dividing $319.0 million by the average of the closing price per share of Time Warner Telecom Class A common stock as reported by the Nasdaq Stock Market for the 20 trading-day period ending upon the trading day immediately preceding the third trading day prior to the closing of the transaction. However, the number of shares of Time Warner Telecom Class A common stock to be issued in the merger will in no event be more than 23,400,000 shares or fewer than 18,249,428 shares.

The aggregate cash consideration of $212.5 million payable at closing will be reduced by the amount of Xspedius’ indebtedness and will be increased by the amount that Xspedius’ working capital exceeds $1.00, or reduced by the amount that Xspedius’ working capital is less than $1.00, in each case as of the closing date, as estimated in good faith by Xspedius. The cash consideration payable as a result of these estimates is subject to post-closing adjustment. The disbursing agent will hold $6.0 million of the cash consideration in escrow pending the resolution of any dispute. Any dispute not settled in the time prescribed in the merger agreement will be referred to a nationally recognized independent accounting firm for arbitration. In addition, if $319.0 million exceeds the product of (x) the number of shares of Time Warner Telecom Class A common stock to be issued in the merger multiplied by (y) the greater of the average price described above and $11.66, the aggregate cash consideration payable in the merger will be increased by the amount of such excess.

All Xspedius membership or equity interests issued and outstanding immediately prior to the effective time of the merger will be cancelled at the effective time and converted into a right to receive shares of Time Warner Telecom Class A common stock and/or cash in an amount determined by Xspedius’ operating agreement.

For illustrative purposes, assuming:

•	all outstanding warrants and options to acquire membership interests of Xspedius were exercised for cash at or before the effective time of the merger;

•	the merger were consummated on August 31, 2006;

•	the aggregate indebtedness of Xspedius at the effective time of the merger were $51,500,000;

•	the working capital of Xspedius at the effective time of the merger were $1.00; and

•	the average closing per share price of Time Warner Telecom Class A common stock for the period described above were not greater than $17.48 nor less than $11.66,

the following table shows the merger consideration (valuing the Time Warner Telecom Class A common stock at such average price) that would be paid per unit of each class of equity securities of Xspedius (these amounts do not include any reduction for the exercise price of any warrants or options to acquire these units):

Class	Amount
Preferred Units	$1.77
Common Units	$1.77	*
Incentive Units	$36.00

*	Except for common units acquired pursuant to options with a $2.70 exercise price, which will receive $2.97 of merger consideration (not including any reduction for the exercise price).

Pursuant to an amendment to Xspedius’ operating agreement adopted on August 30, 2006, Xspedius’ board of managers is authorized to adopt a plan to enable holders of each class of units of Xspedius to elect whether to receive their merger consideration in cash, shares of Time Warner Telecom Class A common stock or a combination thereof. For purposes of this election, the shares of Time Warner Telecom Class A common stock will be valued at the average closing price per share for the 20 trading-day period ending upon the trading day immediately preceding the third trading day prior to the closing of the transaction even if such average price exceeds $17.48 per share. If the elections made by the Xspedius members exceed the amount of cash or number of shares of Time Warner Telecom class common stock available for distribution, the oversubscribed form of consideration will be prorated among the members electing that form and the balance of their consideration will be paid in the undersubscribed form of consideration. Notwithstanding such elections, any cash available for distribution to members of Xspedius after final determination of any adjustments to the cash consideration portion of the merger price will be distributed to all members pro rata. Election forms with detailed instructions for choosing the form of consideration and further information with respect to the election are being mailed to holders of Xspedius equity interests together with this information statement/prospectus. Xspedius’ board reserves the right to amend or cancel the election plan. If the plan were cancelled Xspedius’ equity holders would receive a pro rata combination of cash and shares of Time Warner Telecom Class A common stock.

The exact number of shares of Time Warner Telecom Class A common stock to be delivered in the merger is not determinable at this time because the price used to calculate the number of shares of Class A common stock to be delivered pursuant to the merger is not yet known. The following table sets forth the number of shares of Time Warner Telecom Class A common stock that would be delivered in the merger at various average sales prices per share for the period described above. In addition, if the average sales price per share is below $13.63, the aggregate cash consideration will be increased as described above.

	Time Warner Telecom Class A Common Stock 20-Day Average Closing Price
	At or Below $13.63	$14.59	$15.55	$16.51	At or Above $17.48
Aggregate Shares of Time Warner Telecom Class A Common Stock Issuable	23,400,000	21,864,290	20,514,469	19,321,623	18,249,428

Cancellation of Certain Xspedius Membership and Equity Interests

Each outstanding membership or equity interest of Xspedius will be cancelled and retired without payment of any consideration therefor and will cease to exist at the effective time of the merger.

Fractional Shares

No fractional shares of Time Warner Telecom Class A common stock will be issued in the merger.

Payment of Merger Consideration

On the closing date, Time Warner Telecom will deliver to the disbursing agent cash and a global certificate representing Time Warner Telecom Class A common stock payable to holders of Xspedius membership and equity interests.

Background of the Merger

On several occasions during the first quarter of 2006, representatives of Evercore Partners, financial advisor to Time Warner Telecom, advised representatives of Brown Brothers Harriman & Co., financial advisor to Xspedius, that Time Warner Telecom was interested in acquiring competitive local exchange carriers (“CLECs”) with significant metropolitan fiber based networks. Evercore asked whether Xspedius’ members would consider an acquisition offer from Time Warner Telecom. Brown Brothers advised Evercore during this period that Xspedius was focused at that time on building its value through growing its business and integrating the assets it had recently acquired from ICG Telecom Group, Inc. Evercore and Brown Brothers agreed to introduce senior executive officers of Time Warner Telecom and Xspedius to each other at some future time.

An introductory conference call among Robert Gaskins, Senior Vice President, Corporate Development of Time Warner Telecom, James Lynch, Chairman of Xspedius, and representatives of Evercore and Brown Brothers was held on April 20, 2006. No financial information concerning the companies was exchanged at that meeting or immediately thereafter.

From late April through May, 2006, Xspedius held conversations concerning a potential sale of Xspedius with a number of potential acquirors who had approached Xspedius. On May 23, 2006, Xspedius received a written acquisition proposal from a potential acquiror other than Time Warner Telecom, and Xspedius spent considerable time evaluating the offer. During late May and June, 2006, senior management of Xspedius and Brown Brothers also held discussions with several other potential acquirors, including Time Warner Telecom. Xspedius eventually elected to proceed with the Time Warner Telecom transaction rather than the other proposal because Xspedius concluded the Time Warner Telecom proposal offered a higher purchase price with less execution risk.

On June 2, 2006, Brown Brothers advised Evercore that Xspedius was entertaining proposals from potential acquirors other than Time Warner Telecom. Around June 8, 2006, Evercore advised Brown Brothers that Time Warner Telecom was ready to enter into serious discussions with Xspedius. Xspedius and Time Warner Telecom entered into a confidentiality agreement and, on June 12, 2006, Xspedius delivered to Time Warner Telecom non-public information concerning Xspedius.

On June 14, 2006, senior management of Time Warner Telecom conducted due diligence discussions with Xspedius with respect to the non-public information and general matters relating to Xspedius’ business. On June 16, 2006, representatives of the two companies and their financial advisors met at Time Warner Telecom’s offices in Littleton, Colorado to discuss a potential transaction. Discussions between the parties continued from June 19 through June 21, 2006.

On June 20, 2006, Time Warner Telecom submitted an offer to acquire Xspedius for $319.0 million of Time Warner Telecom Class A common stock and $231.0 million in cash. Under the Time Warner Telecom proposal, the number of shares of its Class A common stock would be fixed based on the 20 day average price for the period immediately preceding the execution of the acquisition agreement. The proposed price assumed that at closing Xspedius would have no debt and normal working capital. Time Warner Telecom also submitted a proposed form of purchase agreement. Time Warner Telecom’s proposal required that Xspedius agree to negotiate exclusively with Time Warner Telecom for a period of 30 days.

The parties negotiated the terms of the proposal for the next several days. Xspedius proposed, and Time Warner Telecom agreed, that the proposal be modified to provide that the number of shares of Time Warner

Telecom Class A common stock to be issued be based on the average Time Warner Telecom share price immediately preceding the closing of the transaction, with a 20% symmetrical collar, and that the parties would agree to provide a broad-based severance and retention plan for the benefit of Xspedius’ employees. On June 23, 2006, the parties executed a non-binding offer letter incorporating the revised terms, and Xspedius and its principal owners entered into an exclusivity agreement providing that they would negotiate exclusively with Time Warner Telecom through July 28, 2006.

Promptly following execution of the offer letter, representatives of Time Warner Telecom began an in-depth review of the business of Xspedius. Representatives of Xspedius also conducted due diligence with respect to Time Warner Telecom. In the course of its due diligence review, Time Warner Telecom identified matters that it believed constituted potential additional liabilities of Xspedius. Although Xspedius did not necessarily agree with Time Warner Telecom’s analysis of these issues, the parties agreed to reduce the cash portion of the purchase price to $212.5 million.

From July 21 through July 27, 2006, the parties, their financial advisors and their counsel negotiated the terms of the definitive merger agreement and related documentation, including provisions with respect to the manner in which the final merger consideration would be calculated, the representations and warranties to be made by Time Warner Telecom and Xspedius, covenants restricting the operations of Time Warner Telecom and Xspedius between the execution of the merger agreement and the closing of the merger and conditions to the closing of the merger.

The board of directors of Time Warner Telecom met and was briefed on several occasions prior to July 27, 2006, including with respect to the financial impact of the proposed transaction, the proposed terms of the merger agreement and the status of negotiations. The Time Warner Telecom board met again late on July 27, 2006 for updates and to review the final terms of the proposed transaction and merger agreement. Based on this review and reviews and analyses from prior meetings, the Time Warner Telecom board approved the merger agreement and the transactions contemplated thereby at its July 27, 2006 meeting, and authorized the officers of Time Warner Telecom to execute the merger agreement and related agreements.

The board of managers of Xspedius met on July 25, 2006 to discuss the status of negotiations and to review the terms of the proposed merger agreement and other matters. The Xspedius board met again on July 27, 2006 to review the final terms of the proposed transaction and the final form of the merger agreement. At that meeting the Xspedius board approved the merger agreement and the transactions contemplated thereby, including the merger of Merger Sub into Xspedius. The merger agreement and the merger were also approved by the boards of Xspedius Management Co., LLC and Xspedius Holding Corp., the majority equity holders of Xspedius.

On the evening of July 27, 2006, Time Warner Telecom, Merger Sub, Xspedius and its majority members executed the merger agreement. The parties then issued a press release announcing the execution of the definitive merger agreement.

Xspedius’ Reasons for the Merger

On many occasions since its inception, Xspedius’ management, its financial advisor and certain members of its board of managers had been approached about Xspedius’ interest in selling or merging in a strategic transaction with various other telecommunications service providers.

The primary options evaluated by Xspedius included continued stand-alone growth as a private company, providing liquidity to existing members through distributions or leveraged recapitalizations, and a merger of Xspedius with a larger telecommunications organization.

Recently, several significant strategic consolidations in the industry occurred, which caused emerging facilities-based telecommunications provider enterprise values to increase quite significantly. As a result,

Xspedius’ board of managers authorized management to engage in certain strategic discussions, and the related due diligence efforts, to evaluate more formally the enterprise value of Xspedius in light of these recent developments. As these efforts developed indications of interest in purchasing Xspedius, the board determined that a sale would maximize value to members by capitalizing on the scale opportunities inherent in a combination with a larger telecommunications organization and providing liquidity to the equity holders. Xspedius’ board of managers had previously concluded that a sale of Xspedius to an enterprise with complementary competitive advantages and higher market capitalization outweighed the inherent market and timing risks associated with an initial public offering or market recapitalization and also offered Xspedius’ members greater liquidity.

In evaluating the proposed merger with Time Warner Telecom, Xspedius’ board of managers considered a variety of factors, including financial and operating information relating to Xspedius and Time Warner Telecom. The following material factors were considered by Xspedius’ board of managers:

•	the relative financial conditions, results of operations and prospects of Xspedius and Time Warner Telecom;

•	the board’s positive view of Time Warner Telecom’s operations and prospects;

•	the board’s belief that the merger would allow Xspedius and Time Warner Telecom to achieve synergies in the form of cost savings and other efficiencies;

•	general market conditions and changes in the outlook for the industries in which Time Warner Telecom and Xspedius’ businesses operate;

•	the improved prospects for revenue generation and growth resulting from the combination of the two companies;

•	the relative terms and conditions of the offers from other potential purchasers received during the sale process, the execution risk and financeability of those proposals and structural aspects of those proposals;

•	that the terms of the merger agreement were determined through negotiations between Xspedius, with the advice of its advisors, on the one hand, and representatives of Time Warner Telecom, with the advice of its advisors, on the other;

•	the historical market prices of Time Warner Telecom Class A common stock;

•	the consideration to be paid in the merger and the conclusion that such consideration represented the best economic terms that could be obtained from Time Warner Telecom;

•	the likelihood of completing the transaction and the length of the executory period;

•	the effects on Xspedius if the merger were announced and not completed;

•	the opportunity for Xspedius members who receive Time Warner Telecom Class A common stock to participate in the continued growth of the combined companies;

•	the liquidity opportunity provided by the merger to Xspedius members, all of whom will receive cash or stock listed on the Nasdaq Stock Market;

•	Time Warner Telecom’s willingness to fund a retention pool for Xspedius employees to preserve Xspedius’ business value and reduce integration risks;

•	the material federal income tax consequences of the merger; and

•	the consideration offered in the merger compared to Xspedius’ stand-alone value.

Xspedius’ board of managers concluded, in light of these factors, that the merger is advisable and in the best interest of Xspedius and its members. The board did not attempt to assign weights to the factors considered and the managers did not express a view as to which of the factors they deemed most important in arriving at their ultimate conclusion. Different members of the board may have assigned different weights to different factors. In reaching its conclusions, the Xspedius board took the various factors into account collectively and did not necessarily perform a factor-by-factor analysis.

Time Warner Telecom’s Reasons for the Merger

The acquisition of Xspedius will significantly broaden Time Warner Telecom’s local assets and national capabilities. Time Warner Telecom expects the acquisition to expand its network reach and market density for serving multi-location and multi-city enterprise customers, increasing the number of markets Time Warner Telecom serves from 44 to 75, and to enable it to further increase its enterprise growth.

Time Warner Telecom believes that the acquisition of Xspedius provides the following key benefits:

•	Complementary assets. Xspedius expands Time Warner Telecom’s footprint and scale by adding 31 new markets and expanding 12 existing markets.

•	Ability to leverage assets. Time Warner Telecom expects the acquisition to accelerate its growth by enabling the company to reach more customer locations and by providing the opportunity to sell its next generation services in markets it did not previously reach.

•	Operating synergies. Through leveraging operating structures and optimizing network costs, Time Warner Telecom believes that the acquisition will provide expanded efficiencies.

•	Small-medium enterprise customers. Time Warner Telecom expects the acquisition to provide a more efficient operational platform to serve small- to medium-sized enterprise customers as a result of Xspedius’ expertise in addressing that customer segment.

Time Warner Telecom cannot assure you, however, that any of the potential savings, synergies or opportunities considered by it in evaluating the merger will be achieved following completion of the merger. See “Risk Factors” beginning on page 26.

Material United States Federal Income Tax Consequences of the Merger

The following discussion of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Xspedius membership interests is based on the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), applicable Treasury Regulations, published positions of the Internal Revenue Service and court decisions in effect as of the date hereof, all of which are subject to change, potentially with retroactive effect, and to differing interpretation. The discussion set forth below is intended only as a summary of the material U.S. federal income tax consequences of the merger and does not purport to be a complete analysis of all potential tax consequences of the merger. In particular, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Xspedius membership interests in light of their individual circumstances or to holders who are subject to special treatment under the U.S. federal income tax laws (including, for example, banks, insurance companies and other financial institutions, partnerships and other pass-through entities and investors in such entities, tax-exempt organizations, broker-dealers, persons who are not citizens or residents of the United States, holders subject to the alternative minimum tax, holders that hold membership interests as part of a straddle, hedge, constructive sale or conversion transaction, holders whose functional currency is not the U.S. dollar, and holders who acquired their membership interests upon the exercise of employee options or otherwise as compensation or through a tax-qualified retirement plan). The following discussion does not address any aspects of state, local or foreign taxation. This discussion assumes that holders of Xspedius membership interests hold their Xspedius membership interests as capital assets (generally, property held for investment). This discussion also does not apply to holders of Xspedius warrants or options. Holders of Xspedius warrants or options should consult with a tax advisor concerning the U.S. federal, state and local and foreign tax consequences of the merger.

Holders of Xspedius membership interests are urged to consult with their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign tax laws) of the merger.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of Xspedius membership interests that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Xspedius membership interests, the tax treatment of a partner in the partnership (or other entity) will generally depend on the status of the partners and the activities of the partnership (or other entity). If a U.S. holder is a partner in a partnership (or other entity) holding Xspedius membership interests, such holder should consult its tax advisor.

Consequences of the Merger

The receipt of the merger consideration in exchange for Xspedius membership interests pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. holder who receives the merger consideration in exchange for Xspedius membership interests will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the fair market value of the Time Warner Telecom Class A common stock together with the amount of cash received and (ii) the holder’s adjusted tax basis in the Xspedius membership interests. Any such gain or loss will be long-term capital gain or loss if the holding period for the Xspedius membership interests exceeds one year at the effective time of the merger. Long-term capital gains of non-corporate U.S. holders generally are eligible for preferential rates of United States federal income tax. Certain limitations apply to the use of capital losses. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain.

A U.S. holder’s aggregate tax basis in Time Warner Telecom Class A common stock received in the merger will equal the fair market value of the stock as of the effective date of the merger. The holding period of the Time Warner Telecom Class A common stock received in the merger will begin on the day after the effective date of the merger.

Information Reporting and Backup Withholding

Payments of cash made in connection with the merger may be subject to information reporting and backup withholding at a rate of 28%, unless a holder of Xspedius membership interests:

•	provides an accurate taxpayer identification number and other required information to the disbursing agent; or

•	is a corporation or comes within certain exempt categories and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

No Dissenter’s Rights or Appraisal Rights

Pursuant to the operating agreement of Xspedius, if a merger is approved by Xspedius’ board of managers and the holders of a majority of the total outstanding units, which approval was obtained on July 27, 2006, each other member of Xspedius is required to consent to and raise no objections against such transaction (including exercising any statutory rights of appraisal). Accordingly, no member of Xspedius may exercise any dissenter’s rights or appraisal rights in connection with the merger.

Regulatory Approvals Required for the Merger

Consummation of the merger is contingent upon the receipt of approvals from the FCC. Time Warner Telecom and Xspedius filed all of the applications necessary to obtain FCC approval for the consummation of the merger on August 1, 2006. The FCC placed the domestic application on public notice on August 11, 2006 and the international application is pending publication. Each application contains a deadline for public comments or oppositions to the applications, which deadlines have not yet expired. Consummation of the merger is conditioned upon FCC approval of the applications.

Consummation of the merger is also contingent upon notification to and/or approval by various state PUCs. As of August 16, 2006, Time Warner Telecom and Xspedius had completed initial filings and had approval proceedings pending with PUCs in the following jurisdictions: Arizona, Georgia, Hawaii, Louisiana, Maryland, Mississippi, North Carolina and Tennessee. In addition, Time Warner Telecom and Xspedius completed their filing and received approval for the merger in Virginia on August 28, 2006. Time Warner Telecom and Xspedius have also filed notifications of the merger in Alabama, Arkansas, Colorado, the District of Columbia, Florida, Kansas, Kentucky, Missouri, Nevada, New Mexico, Oklahoma and South Carolina. No additional PUC action is expected in those states receiving notifications.

In addition, under the HSR Act and the rules promulgated thereunder by the FTC, the merger may not be consummated until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice and specified waiting period requirements have been satisfied. Time Warner Telecom was granted its request for early termination of the waiting period by the FTC and the Antitrust Division on August 29, 2006, and no further action under the HSR Act need be taken by Time Warner Telecom or Xspedius if the merger is completed within one year of early termination of the waiting period. However, members of Xspedius may, if they do not qualify for certain exemptions, also be required to file notification and report forms under the HSR Act with the FTC and Antitrust Division with respect to their acquisition of Time Warner Telecom Class A common stock in the merger. At any time before or after the time that the merger is effective under Delaware law, and notwithstanding that the HSR Act waiting period has been terminated, the FTC, the Antitrust Division or any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include enjoining the consummation of the merger or seeking divestiture of the businesses acquired as a result of the merger.

Time Warner Telecom also intends to make all required filings under the Securities Act and the Exchange Act relating to the merger.

Accounting Treatment of the Merger

The merger will be accounted for under the purchase method of accounting in accordance with United States generally accepted accounting principles.

Resale of Time Warner Telecom Class A Common Stock

Time Warner Telecom Class A common stock issued in the merger will be freely transferable under the Securities Act, except for shares issued to holders of Xspedius securities that are deemed to be:

•	an “affiliate” of Xspedius for purposes of Rule 145 under the Securities Act; or

•	an “affiliate” of Time Warner Telecom for purposes of Rule 144 under the Securities Act.

Affiliates will include persons (generally executive officers, directors and owners of 10% or more of the outstanding equity) who control, are controlled by, or are under common control with, Time Warner Telecom at or after the effective date of the merger and Xspedius immediately prior to the merger.

Generally, during the year following the effective date of the merger, those persons who are affiliates of Xspedius immediately prior to the merger, provided they are not affiliates of Time Warner Telecom at or following the effective date of the merger, may publicly resell any of the Time Warner Telecom Class A common stock received by them in the merger, subject to certain limitations and requirements. These include the amount of Time Warner Telecom Class A common stock that may be sold by them in any three-month period, the manner of sale, and the adequacy of current public information about Time Warner Telecom.

After the one-year period, such affiliates may resell their shares without such restrictions, so long as there is adequate current public information with respect to Time Warner Telecom as required by Rule 144.

Persons who are affiliates of Time Warner Telecom after the effective date of the merger may publicly resell the Time Warner Telecom Class A common stock received by them in the merger subject to the same limitations and requirements as apply to Xspedius affiliates in the first year and subject to certain filing requirements specified in Rule 144.

The ability of affiliates to resell the Time Warner Telecom Class A common stock received in the merger under Rule 144 or Rule 145, as summarized herein, generally will be subject to Time Warner Telecom’s compliance with its public reporting requirements under the Exchange Act for specified periods prior to the time of sale.

Affiliates also would be permitted to resell Time Warner Telecom Class A common stock received in the merger pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements. However, Time Warner Telecom has no obligation to file a registration statement for this purpose and has no current intention to do so.

This information statement/prospectus does not cover any resales of Time Warner Telecom Class A common stock received by persons who may be deemed to be affiliates of Time Warner Telecom or Xspedius.

RELATIONSHIPS WITH XSPEDIUS

Prior to executing the merger agreement, Time Warner Telecom and Xspedius were negotiating a master services agreement under which Xspedius may purchase telecommunications services from Time Warner Telecom. The parties completed the agreement on August 21, 2006. The terms and conditions were negotiated on an arm’s length basis and are similar to those that Time Warner Telecom offers to other carrier customers. Time Warner Telecom also executed a master services agreement with Xspedius effective August 11, 2006 under which Time Warner Telecom may purchase telecommunications services from Xspedius. Time Warner Telecom anticipates that it may purchase services from Xspedius under this agreement in order to serve Time Warner Telecom customers that have locations served by Xspedius’ fiber networks. The terms and conditions of this agreement were negotiated between the parties on an arm’s length basis.

In the ordinary course of business, Time Warner Telecom and Xspedius have billed and paid each other for the termination of local and toll traffic on each other’s networks; however, the amounts have not been material to either party.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Members of the board of managers and executive officers of Xspedius may have interests in the merger that are different from, or in addition to, the interests of members of Xspedius in general. The Xspedius board of managers was aware of these interests and considered them, among other matters, in approving the merger agreement.

Retention Plan

The merger agreement contemplates that Time Warner Telecom and Xspedius will establish a broad-based severance and retention plan of up to $7.0 million for the benefit of Xspedius’ employees. The detailed terms of this plan have not yet been determined.

Change in Control Protection Plan

Each of Harold Teets, Douglas Wiley and Lawrence Beilenson participates in the Xspedius Change in Control Protection Plan, which became effective on October 28, 2004. Pursuant to the plan, if any of the participants incurs a Covered Termination (as defined in the plan), he is entitled to receive one-year’s base salary, one year’s company-paid COBRA continuous coverage for the participant, his spouse and his dependents and his target annual bonus. A Covered Termination is any termination in contemplation of or following a Change in Control (as defined in the plan to include the merger) other than by reason of the participant’s resignation, without Good Reason (as defined in the plan), the participant’s death or the participant’s discharge for Cause (as defined in the plan). In consideration for coverage under the plan, each participant entered into a confidentiality and non-solicitation agreement for the benefit of Xspedius.

Indemnification; Directors’ and Officers’ Insurance

Xspedius and Time Warner have agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the closing date now existing in favor of the current or former managers and officers of Xspedius under Xspedius’ operating agreement will survive the merger. Furthermore, the merger agreement permits Xspedius, and Xspedius intends to, purchase directors’ and officers’ insurance covering the persons currently covered under Xspedius’ directors’ and officers’ insurance for a period of six years after the closing of the merger.

Ownership of Xspedius Membership Interests by Managers and Executive Officers of Xspedius

The following table shows, as of August 31, 2006, the outstanding membership interests of Xspedius, together with the outstanding warrants and options to acquire such membership interests, and the number of such membership interests, warrants and options beneficially owned by executive officers and managers of Xspedius. Beneficial ownership is determined in accordance with SEC rules; provided, however, that the following table does not give effect to warrants or options that are currently exercisable or exercisable within 60 days hereof.

	Outstanding	Beneficially Owned by Managers and Executive Officers
Preferred Units	239,616,118	239,616,118
Warrants to Purchase Preferred Units	8,534,363	8,534,363
Common Units	2,300,000	—
Options to Purchase Common Units	7,352,288	—
Incentive Units	1,000,000	650,000

At the effective time of the merger, all incentive units will vest and all options to purchase common units which are not then exercisable will become exercisable.

The following table sets forth the preferred units and incentive units beneficially owned by each executive officer and manager of Xspedius as of August 31, 2006. Warrants to purchase membership interests in Xspedius held by executive officers and managers of Xspedius are set forth in a separate table below. At August 31, 2006, no executive officer or manager of Xspedius beneficially owned any common units or options to purchase common units of Xspedius.

		Preferred Units Beneficially Owned		Incentive Units Beneficially Owned
Name	Title	Number	Percent	Number	Percent
James F. Lynch(1)	Chairman	239,616,118	100.0	—	—
Paul Pierron	President, CEO and Manager	—	—	125,000	12.5
James Monroe III(1)	Manager	239,616,118	100.0	—	—
John R. Garrett(2)	Manager	112,764,448	47.1	—	—
Lawrence Tucker(3)	Manager	112,764,468	47.1	—	—
Ricky El-Mogazi	Senior Vice President, Chief Financial Officer	—	—	100,000	10.0
Lawrence P. Beilenson	Senior Vice President, General Counsel and Secretary	—	—	100,000	10.0
Harold W. Teets	Senior Vice President and Chief Technology Officer	—	—	100,000	10.0
Greg Truitt	Senior Vice President, Sales and Marketing	—	—	100,000	10.0
Doug Wiley	Senior Vice President, Human Resources	—	—	100,000	10.0
Jim Falvey	Senior Vice President, Regulatory	—	—	25,000	2.5

(1)	Consists of 126,851,670 preferred units beneficially owned by Xspedius Management Co., LLC and Xspedius Equipment Leasing, LLC, of which Messrs. Lynch and Monroe are directors, executive officers or beneficial owners, and the 112,764,448 preferred units beneficially owned by Xspedius Holding Corp., of which Messrs. Lynch and Monroe are directors, Mr. Lynch is an executive officer and Mr. Monroe is an indirect stockholder. Mr. Lynch disclaims beneficial ownership of all such preferred units, and Mr. Monroe disclaims beneficial ownership of all such preferred units owned by Xspedius Holding Corp.
(2)	Consists of 112,764,468 preferred units owned by Xspedius Holding Corp., of which Mr. Garrett is a director and executive officer. Mr. Garrett is also a managing director of Meritage Investment Partners II, LLC, general partner of Meritage Private Equity Fund II, LP, Meritage Private Equity Fund II-PA, LP, Meritage Private Equity Fund II-PB, LP and Meritage Entrepreneurs Fund II, LP, which own, on an as-converted basis, 40% of the common stock of Xspedius Holding Corp. Mr. Garrett disclaims beneficial ownership of such preferred units.
(3)	Consists of 112,764,468 preferred units owned by Xspedius Holding Corp., of which Mr. Tucker is a director and executive officer. Mr. Tucker is also a managing partner of Brown, Brothers Harriman & Co., general partner of The 1818 Fund III, L.P., which owns, on an as-converted basis, 41.6% of the common stock of Xspedius Holding Corp. Mr. Tucker disclaims beneficial ownership of such preferred units.

Ownership of Xspedius Warrants by Managers and Executive Officers of Xspedius

As of August 31, 2006, executive officers and managers of Xspedius beneficially owned in the aggregate warrants to purchase 8,534,363 preferred units of Xspedius. Beneficial ownership in the table below is determined in accordance with SEC rules. At the effective time of the merger, each outstanding Xspedius warrant by virtue of the merger will be cancelled and each holder of Xspedius warrants will receive consideration equal to the amount such holder would have received if the holder had effected a cashless exercise of its warrants immediately prior to the effective time of the merger and the preferred units of Xspedius issued upon the cashless exercise were converted in the merger.

The following table sets forth the number of warrants to purchase preferred units of Xspedius beneficially owned by each executive officer and manager of Xspedius as of August 31, 2006:

Name	Title	Number of Preferred Units of Xspedius Purchasable	Exercise Prices Per Unit
James F. Lynch(1)	Chairman	5,973,063	2,333,333 @ $1.50 and 3,639,730 @ $0.01
Paul Pierron	President, CEO and Manager	—	—
James Monroe III(1)	Manager	5,973,063	2,333,333 @ $1.50 and 3,639,730 @ $0.01
John R. Garrett(2)	Manager	1,280,650	1,166,667 @ $1.50 and 113,983 @ $0.01
Lawrence Tucker(3)	Manager	1,280,650	1,166,667 @ $1.50 and 113,983 @ $0.01
Ricky El-Mogazi	Senior Vice President, Chief Financial Officer	—	—
Lawrence P. Beilenson	Senior Vice President, General Counsel and Secretary	—	—
Harold W. Teets	Senior Vice President and Chief Technology Officer	—	—
Greg Truitt	Senior Vice President, Sales and Marketing	—	—
Doug Wiley	Senior Vice President, Human Resources	—	—
Jim Falvey	Senior Vice President, Regulatory	—	—

(1)	Consists of warrants to purchase 5,973,063 preferred units beneficially owned by Xspedius Management Co., LLC and Xspedius Equipment Leasing, LLC, of which Messrs. Lynch and Monroe are directors, executive officers or beneficial owners. Mr. Lynch disclaims beneficial ownership of such warrants and preferred units.
(2)	Consists of warrants to purchase 1,280,650 preferred units owned by Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund., L.P., Meritage Entrepreneurs Fund, L.P., Meritage Private Equity Fund II, L.P., Meritage Private Equity Fund II-PA, L.P., and Meritage Private Equity Fund II-PB, L.P. Mr. Garrett is a managing director of Meritage Investment Partners II, LLC, general partner of Meritage Private Equity Fund II, LP, Meritage Private Equity Fund II-PA, LP, Meritage Private Equity Fund II-PB, LP and Meritage Entrepreneurs Fund II, LP. Mr. Garrett disclaims beneficial ownership of such warrants and preferred units.
(3)	Consists of warrants to purchase 1,280,650 preferred units owned by The 1818 Fund III, L.P. Mr. Tucker is a managing partner of Brown, Brothers Harriman & Co., general partner of The 1818 Fund III, L.P. Mr. Tucker disclaims beneficial ownership of such warrants and preferred units.

THE AGREEMENT AND PLAN OF MERGER

The following is a summary of the material provisions of the merger agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the merger agreement, filed as Exhibit 2.1 to Time Warner Telecom’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2006, which is incorporated by reference into this information statement/prospectus.

General Terms

On July 27, 2006, Time Warner Telecom, Merger Sub, Xspedius, Xspedius Management Co., LLC, and Xspedius Holding Corp. entered into an agreement and plan of merger (the “merger agreement”). Under the merger agreement, Merger Sub, a wholly-owned subsidiary of Time Warner Telecom, will merge with and into Xspedius. Xspedius will survive the merger as a wholly-owned subsidiary of Time Warner Telecom. The separate legal existence of Merger Sub will terminate upon the effectiveness of the merger. The merger provided for by the merger agreement will become effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware. At the effective time, the certificate of formation of Xspedius will be the certificate of formation of the surviving entity and the operating agreement of Merger Sub will become the operating agreement of the surviving entity. Also at the effective time, the managers of Merger Sub will be the managers of the surviving entity and the officers of Merger Sub will be the officers of the surviving entity.

Treatment of Xspedius Securities

All Xspedius securities issued and outstanding immediately prior to the effective time of the merger will be cancelled and retired. The securities will be converted into the right to receive, subject to the adjustments described below, an aggregate consideration of $531.5 million, consisting of $212.5 million in cash and $319.0 million in shares of Time Warner Telecom’s Class A common stock. The disbursing agent will disburse the cash consideration and share consideration to the holders of Xspedius securities in a manner consistent with Xspedius’ operating agreement and other applicable plans and agreements. The allocation to holders of Xspedius securities is the responsibility of Xspedius’ board of managers as constituted immediately prior to the effective time of the merger. Time Warner Telecom, Merger Sub and the surviving company will have no liability or responsibility for such distribution.

Determination of Aggregate Share Consideration

The number of shares of Time Warner Telecom Class A common stock to be received by Xspedius equity holders will be determined by dividing $319.0 million by the average of the closing price per share of Time Warner Telecom Class A common stock as reported by the Nasdaq Stock Market for the 20 trading-day period ending upon the trading day immediately preceding the third trading day prior to the closing of the transaction. However, the number of shares of Time Warner Telecom Class A common stock to be issued in the merger will in no event be more than 23,400,000 shares or fewer than 18,249,428 shares.

The Time Warner Telecom Class A common stock issued pursuant to the merger will be deemed issued and outstanding on the effective date of the merger. If the record date of any dividend or distribution for Class A common stock is on or after the effective date, such dividends and distributions will be included with the Class A common stock issuable pursuant to the merger.

Fractional Shares

No fractional shares of Time Warner Telecom Class A common stock will be issued in the merger. Any fractional shares that would otherwise be issuable in the merger to a holder of Xspedius securities will be rounded up to the nearest whole number.

Adjustment of Aggregate Cash Consideration

The aggregate cash consideration of $212.5 million payable at closing will be reduced by the amount of Xspedius’ indebtedness (as defined in the merger agreement) and will be increased by the amount that Xspedius’ working capital (as defined in the merger agreement) exceeds $1.00, or reduced by the amount that Xspedius’ working capital is less than $1.00, in each case as of the closing date, as estimated in good faith by Xspedius. As of June 30, 2006, Xspedius calculated its indebtedness at $50.1 million and its working capital at $1.1 million. The cash consideration payable as a result of these estimates is subject to post-closing adjustment. The disbursing agent will hold $6.0 million of the cash consideration in escrow in case of dispute. Any dispute not settled in the time prescribed in the merger agreement will be referred to a nationally recognized independent accounting firm for arbitration. In addition, if $319.0 million exceeds the product of (x) the number of shares of Time Warner Telecom Class A common stock to be issued in the merger multiplied by (y) the greater of the average price described above under “Determination of Aggregate Share Consideration” on page 34 and $11.66, the aggregate cash consideration payable in the merger will be increased by the amount of such excess.

Representations and Warranties

The merger agreement contains representations and warranties (none of which survive the merger) by Xspedius, and by Xspedius Management Co., LLC and Xspedius Holding Corp. with respect to certain representations and warranties (none of which survive the merger) concerning those two entities, relating to, among other things:

•	due organization, valid existence and qualification to do business;

•	capital structure;

•	authority to enter into the merger agreement and approval of the transactions contemplated thereby;

•	notices, reports, filings and consents required in connection with the merger;

•	absence of conflicts with governing documents or contracts;

•	fair presentation of Xspedius’ financial statements;

•	absence of material adverse effect since December 31, 2005;

•	absence of undisclosed liabilities;

•	absence of material legal proceedings and litigation;

•	accuracy of information supplied for inclusion in this information statement/prospectus;

•	compliance with permits, laws and orders;

•	tax matters;

•	matters relating to employee benefit plans and ERISA;

•	identification of and compliance with material contracts;

•	ownership and leases of material property;

•	validity and enforceability of right-of-way agreements and access agreements;

•	transactions with affiliates;

•	ownership of Time Warner Telecom capital stock;

•	payment of brokerage or finder’s fees;

•	compliance with environmental laws and regulations;

•	proprietary software; and

•	relationship with the independent arbitrator.

The merger agreement contains representations and warranties (none of which survive the merger) by Time Warner Telecom and Merger Sub relating to, among other things:

•	due organization, valid existence and qualification to do business;

•	capital structure;

•	authority to enter into the agreement and plan of merger and approval of the transactions contemplated thereby;

•	notices, reports, filings and consents required in connection with the merger;

•	accuracy of filings of reports and financial statements with the SEC;

•	accuracy of information supplied for inclusion in this information statement/prospectus;

•	absence of material legal proceedings and litigation;

•	compliance with permits, laws and orders;

•	payment of brokerage or finder’s fees;

•	availability of funds to perform its obligations under the merger agreement; and

•	relationship with the independent arbitrator.

Covenants

The merger agreement contains covenants of Xspedius to, among other things (and with certain specified exceptions):

•	conduct its business in the ordinary and usual course between the date of the merger agreement and the closing of the merger. Unless otherwise required by the merger agreement or by applicable law, Xspedius will not, without the written consent of Time Warner Telecom:

•	change any governing documents;

•	merge or consolidate with another company;

•	acquire assets outside the ordinary course of business in excess of $500,000 individually or $1 million in the aggregate;

•	enter into any material line of business in any geographic area, other than current lines of business in the geographic areas where they are conducted as of the date of the merger agreement;

•	engage in any business that would require the receipt or transfer of a license;

•	issue, sell, pledge or encumber any securities of Xspedius or its subsidiaries, except as would not impact the full extinguishment of all rights therein at the effective time of the merger other than the right to receive payment of the merger consideration, and as is not reasonably likely to create any impediment to or delay in the consummation of the transactions contemplated by the merger agreement;

•	make any loans, advances, capital contributions or investments, except with respect to wholly owned subsidiaries;

•	reclassify, split, combine or subdivide any securities of Xspedius or any of its subsidiaries, except as would not impact the full extinguishment of all rights therein at the effective time of the merger other than the right to receive payment of the merger consideration, and as is not reasonably likely to create any impediment to or delay in the consummation of the transactions contemplated by the merger agreement;

•	incur any debt or issue any debt securities, except under Xspedius’ existing credit facility not to exceed $20.0 million in the aggregate outstanding at any time, except for refinancing or restructuring existing indebtedness if the aggregate maximum principal amount thereof is not increased and if such refinancing or restructuring does not interfere with or delay the consummation of the transactions contemplated by the merger agreement;

•	authorize any non-budgeted capital expenditure or fail to make expenditures in the ordinary course of business in accordance with its business plan and capital expenditure budget;

•	enter into certain material contracts, except for agreements for the sale of services in the ordinary course of business, the return of excess or obsolete equipment to the vendor for credit against future purchases of equipment, and other dispositions of excess or obsolete equipment in a de minimis amount;

•	change accounting policies or procedures, except as required by changes in GAAP or by applicable law, or except as Xspedius, based upon the advice of its independent auditors after consultation with Time Warner Telecom, determines in good faith is advisable to conform to best accounting practices;

•	settle, compromise, release or waive any claims or disputes for an amount to be paid by Xspedius in excess of $5.0 million; or if the effect thereof would be to impose restrictions on Xspedius, to accelerate payment obligations of counterparties, or which would be reasonably likely to have a material adverse effect;

•	materially amend or modify any material contract;

•	cancel, modify or waive any debts other than in the ordinary course consistent with past practice, in any event not to exceed $250,000 with respect to an intercarrier customer or $25,000 with respect to any other customer;

•	enter into or renew any contract with respect to any new or existing leased real property other than certain renewals at the end of the applicable term thereof in the ordinary course of business;

•	sell, lease, license or otherwise dispose of Xspedius assets that would be classified as long term assets on Xspedius’ financial statements, other than the return of excess or obsolete equipment to the vendor for credit against future purchases of equipment, and other dispositions of excess or obsolete equipment in a de minimis amount;

•	except as required pursuant to agreements in force of the date of the merger agreement, take certain actions with regard to director, officer and employee compensation and severance and employee benefit plans, including entering into any commitment to provide any retention, severance or termination benefits, increasing the benefits payable under any existing severance or termination benefit policy or employment agreement, etc.

•	take any action that would increase Xspedius’ deferred revenue or deferred compensation, or create similar deferred long term liabilities; or

•	agree or commit to do any of the foregoing.

•	not, and use reasonable best efforts to cause representatives acting on its behalf not to, solicit, initiate, knowingly encourage, or participate in any discussions with respect to, any merger or any tender offer or acquisition of 20% of its business or securities or participate in any negotiations regarding such transaction;

•	not withdraw or modify the board of managers’ approval of the merger agreement, and not approve or recommend a competing proposal;

•	advise Time Warner Telecom as promptly as practicable (and in any case within 24 hours) of a request for information or any competing proposal, including the identity of the bidder, and keep Time Warner Telecom apprised of the status and details of any request for information or competing proposal;

•	use its reasonable best efforts not to take any action that would reasonably be expected to result in any of the representations and warranties becoming untrue or any condition to the merger not being satisfied;

•	use its reasonable best efforts to obtain customary comfort letters from its independent accountants within two business days before the Registration Statement on Form S-4 becomes effective and within two business days before the closing date;

•	provide and update, as promptly as practicable, such financial and other information to Time Warner Telecom as required in connection with the Registration Statement on Form S-4;

•	provide Time Warner Telecom, as soon as practicable, but no later than 45 days after the last day of the applicable quarter, consolidated financial statements of Xspedius and its subsidiaries;

•	provide Time Warner Telecom, as soon as practicable, but no later than 30 days after the last day of the applicable month, copies of monthly operating reports and financial statements;

•	provide and use reasonable best efforts to cause its accountants to provide Time Warner Telecom with accountant consents, SAS 100 reviews, comfort letters and similar documents required in connection with SEC filings;

•	promptly notify Time Warner Telecom of any claims, disputes or investigations involving $150,000 or more;

•	give notice under its Employee Option Plan not later than 20 days prior to the effective date of the merger to ensure that all unexpired and unexercised options will be cancelled upon consummation of the merger;

•	timely deliver to Time Warner Telecom a list of indebtedness and pay and discharge all such indebtedness in full on the closing date with funds provided by Time Warner Telecom to Merger Sub; and

•	maintain tax books and records and take other actions with respect to tax matters.

The merger agreement contains covenants of Time Warner Telecom to, among other things:

•	prepare, file, update, amend and supplement the Registration Statement on Form S-4 as soon as practicable and use its reasonable best efforts to have the Form S-4 declared effective as promptly as practicable;

•	use its reasonable best efforts to obtain customary comfort letters from its independent accountants within two business days before the Form S-4 becomes effective and within two business days before the closing date;

•	provide to Merger Sub sufficient funds to repay Xspedius’ debt at the closing;

•	provide Xspedius with copies of all SEC filings promptly after filing with the SEC; and

•	use reasonable best efforts to cause the Time Warner Class A common stock issued in the merger to be approved promptly for listing on the Nasdaq Stock Market.

The merger agreement contains covenants of Time Warner Telecom and Xspedius to, among other things:

•	allow the other party reasonable access to properties, books and records and promptly furnish information reasonably requested;

•	advise the other party of any change or event that may have a material adverse effect on it;

•	cooperate and promptly prepare and file all necessary documents for regulatory approvals;

•	use reasonable best efforts to take all actions and do all things necessary or advisable to consummate the merger;

•	take actions to ensure that no state anti-takeover statute is applicable to the merger;

•	consult each other before issuing any press release with respect to the transactions contemplated by the merger agreement; and

•	deliver to each other a letter identifying all persons who are affiliates for purposes of Rule 145 of the Securities Act.

Indemnification of Xspedius Officers and Managers

Indemnification currently provided by Xspedius to its current or former managers, officers, employees or fiduciaries will survive the merger. Xspedius may purchase, prior to the closing date, a six-year “tail” prepaid policy on terms and conditions providing substantially equivalent benefits as the current indemnification policy and the surviving entity will maintain and honor such policy for its full term.

Conditions to Closing

The parties’ obligations to consummate the merger are subject to the following conditions precedent:

•	no orders, restraints or permanent injunctions by any Federal or state court of competent jurisdiction prevents consummation of the merger;

•	the HSR Act waiting period has expired or been terminated, all FCC and state PUC approvals have been obtained, and all other required approvals and authorizations have been obtained;

•	the Registration Statement on Form S-4 has become effective and any required “blue sky” authorizations have been obtained; and

•	the Time Warner Telecom Class A common stock issuable pursuant to the merger will have been approved for listing on the Nasdaq Stock Market.

In addition, Xspedius’ obligation to consummate the merger is subject to the following conditions precedent:

•	the representations and warranties of Time Warner Telecom will be true and correct when made and at the closing date, except where failure to comply does not have or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Time Warner Telecom;

•	Time Warner Telecom will have performed in all material respects all obligations required to be performed by it under the merger agreement; and

•	Xspedius will have received a certificate signed by an officer of Time Warner Telecom relating to the above conditions.

In addition, Time Warner Telecom’s obligations to consummate the merger are subject to the following conditions precedent:

•	the representations and warranties of Xspedius will be true and correct when made and at the closing date, except where failure to comply does not have or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Xspedius;

•	Xspedius will have performed in all material respects all obligations required to be performed by it under the merger agreement;

•	Time Warner Telecom will have received a certificate signed by an officer of Xspedius relating to the above conditions; and

•	all arrangements have been made for the payment and discharge of Xspedius indebtedness and the release of related liens and Time Warner Telecom will be reasonably satisfied with acknowledgments of repayment received from such lenders or other third parties.

Termination

The merger agreement may be terminated at any time prior to closing:

•	by mutual written consent of Xspedius and Time Warner Telecom;

•	by either party, if the merger is not consummated by January 31, 2007, although the right to terminate will not be granted to any party whose failure to perform caused such delay;

•	by either party, if any court order, injunction or law prohibits consummation of the merger and such order, injunction or law is final and nonappealable;

•	by either party, if any condition to closing becomes incapable of satisfaction prior to January 31, 2007;

•	by Xspedius, if Time Warner Telecom has breached or failed to perform in material respect any of its representations, warranties, covenants or other agreements which is incapable of being cured or is not cured by Time Warner Telecom within 120 days following written notice from Xspedius;

•	by Time Warner Telecom, if Xspedius has breached or failed to perform in material respect any of its representations, warranties, covenants or other agreements which is incapable of being cured or is not cured by Time Warner Telecom within 120 days following written notice from Time Warner Telecom; and

•	by Time Warner Telecom, if Xspedius breaches its covenant with respect to non-solicitation of competing transactions.

Amendments and Waivers

The merger agreement may be amended at any time in writing signed by each of the parties. The agreement, however, may not be amended if such amendment would require approval of Xspedius’ members unless such approval is obtained. At any time, the parties may extend time for performance of any obligation, waive inaccuracies in the representations and warranties and waive compliance of other conditions. Such waiver must be in writing signed by the party granting such extension or waiver.

Fees and Expenses

All fees and expenses incurred with respect to the merger and related transactions will be paid by the party incurring such fees and expenses, whether or not the merger is consummated. By virtue of the working capital adjustment, however, if the merger is consummated, Time Warner Telecom will effectively pay the amounts expended by Xspedius to obtain regulatory and other consents.

DESCRIPTION OF TIME WARNER TELECOM CAPITAL STOCK

The following description of Time Warner Telecom’s capital stock is a summary and is subject to the provisions of Time Warner Telecom’s restated certificate of incorporation, by-laws and the relevant provisions of the laws of Delaware. Time Warner Telecom’s restated certificate of incorporation provides for authorized capital stock of 459.8 million shares, consisting of 277.3 million shares of Class A common stock, $.01 par value per share, 162.5 million shares of Class B common stock, $.01 par value per share, and 20 million shares of preferred stock, $.01 par value per share. No preferred stock is outstanding.

Common Stock

The relative rights of the Class A common stock and Class B common stock are substantially identical in all respects, except for voting rights and conversion rights.

Voting Rights. Each share of Class A common stock entitles the holder to one vote and each share of Class B common stock entitles the holder to 10 votes on each matter to be voted upon by the holders of the common stock. The holders of the shares of Class A common stock and Class B common stock vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to Time Warner Telecom’s restated certificate of incorporation that would increase the number of authorized shares of common stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number then outstanding), except as required by the Delaware General Corporation Law (“DGCL”) and except that, as long as the outstanding Class B common stock represents at least 50% of the aggregate voting power of both classes of common stock outstanding, the approval of 100% of the Class B stockholders is required:

•	to amend, alter or repeal any provision of the restated certificate of incorporation, other than in connection with certain ministerial actions; or

•	for any direct or indirect disposition by Time Warner Telecom of capital stock of subsidiaries or assets that in either case represent substantially all of Time Warner Telecom’s assets and those of its subsidiaries on a consolidated basis; and

•	for the issuance of any additional shares of Class B common stock or any capital stock having more than one vote per share.

Neither the holders of Class A common stock nor the holders of Class B common stock have cumulative voting rights.

Dividends. Each share of common stock is entitled to receive dividends from funds legally available therefor if, as and when declared by Time Warner Telecom’s board of directors. Class A common stock and Class B common stock share equally, on a share-for-share basis, in any dividends declared by Time Warner Telecom’s board of directors. If at any time a distribution of the Class A common stock or Class B common stock is to be paid in shares of Class A common stock, Class B common stock or any other of Time Warner Telecom’s securities or securities of any other person, such dividends may be declared and paid only as follows:

•	a share distribution consisting of Class A common stock to holders of Class A common stock and Class B common stock, on an equal per share basis; or to holders of Class A common stock only, but in such event there will also be a simultaneous share distribution to holders of Class B common stock consisting of shares of Class B common stock on an equal per share basis;

•	a share distribution consisting of Class B common stock to holders of Class B common stock and Class A common stock, on an equal per share basis; or to holders of Class B common stock only, but in such event there will also be a simultaneous share distribution to holders of Class A common stock consisting of shares of Class A common stock on an equal per share basis; and

•	a share distribution of shares of any class of Time Warner Telecom’s securities other than the common stock or the securities of any other person, either on the basis of a distribution of identical securities, on an equal per share basis to the holders of Class A common stock and Class B common stock, or on the basis of a distribution of one class of securities to the holders of Class A common stock and another class of securities to the holders of Class B common stock, provided that the securities so distributed do not differ in any respect other than relative voting rights and related differences in designations, conversion and share distribution provisions, with the holders of Class B common stock receiving the class having the higher relative voting rights, provided that if the securities so distributed constitute capital stock of a subsidiary of ours, such rights will not differ to a greater extent than the corresponding differences in voting rights, designations, conversion and distribution provisions between Class A common stock and Class B common stock. If the company will in any manner subdivide or combine the outstanding shares of Class A common stock or Class B common stock, the outstanding shares of the other class of common stock will be proportionally subdivided or combined in the same manner and on the same basis as the outstanding shares of Class A common stock or Class B common stock, as the case may be, that have been subdivided or combined.

Conversion. Under Time Warner Telecom’s restated certificate of incorporation, each share of Class B common stock is convertible at any time and from time to time at the option of the holder thereof into one share of Class A common stock. The Class A common stock has no conversion rights.

Equivalent Consideration In Certain Transactions. In the event of any merger, consolidation, acquisition of all or substantially all of Time Warner Telecom’s assets or other reorganization to which Time Warner Telecom is a party, in which any consideration is to be received by the holders of Class A common stock and Class B common stock, those holders must receive the Equivalent Consideration (as defined below) on a per share basis. Under Time Warner Telecom’s restated certificate of incorporation, “Equivalent Consideration” is defined as consideration of substantially equivalent economic value as determined by Time Warner Telecom’s board of directors at the time of execution of the definitive agreement relating to the applicable merger, consolidation, acquisition or reorganization, provided, that

•	the holders of Class A common stock can receive consideration of a different form from the consideration to be received by the holders of Class B common stock; and

•	if the holders of Class A common stock and Class B common stock are to receive securities of any other person, such securities (and, if applicable, the securities into which the received securities are convertible, or for which they are exchangeable, or which they evidence the right to purchase) can differ with respect to their relative voting rights and related differences in conversion and share distribution provisions, with the holders of shares of Class B common stock receiving the class or series having the higher relative voting rights, and the differences permitted by this sub-paragraph are not taken into account in the determination of equivalent economic value.

Other. Time Warner Telecom’s stockholders have no preemptive or other rights to subscribe for additional shares. All holders of common stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on Time Warner Telecom’s liquidation, dissolution or winding up. All outstanding shares are, and all shares of Class A common stock issuable upon conversion of any securities will be, when sold, validly issued, fully paid and nonassessable. Time Warner Telecom may not subdivide or combine shares of common stock without at the same time proportionally subdividing or combining shares of the other classes. Time Warner Telecom may redeem shares of any class of stock other than the Class B common stock to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from a governmental agency that is conditioned on some or all of the holders of Time Warner Telecom’s stock possessing certain qualifications. The redemption price would be the average trading price of the stock during the 45 days prior to such redemption, or the fair market value of the stock as determined by Time Warner Telecom’s board of directors, and may be paid in cash or certain securities, as determined by Time Warner Telecom’s board.

Preferred Stock

Time Warner Telecom’s board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the Class A common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Corporate Opportunities

Time Warner Telecom’s restated certificate of incorporation provides that the Class B stockholders are not restricted from engaging directly or indirectly in the same or similar business activities or lines of business as the company. In the event that any of the Class B stockholders acquires knowledge of a potential transaction or matter that may be a corporate opportunity for such Class B stockholder and the company, such corporate opportunity will be allocated to the Class B stockholder if offered to any person who is an officer, employee or director of the Class B stockholder and/or us, unless such opportunity is expressly offered to such person primarily in his or her capacity as an officer, employee or director of the company. Other than under these circumstances, the Class B stockholders will have no duty to communicate or present such corporate opportunity to Time Warner Telecom.

Nasdaq

Time Warner Telecom’s Class A common stock is listed on the Nasdaq Stock Market under the symbol “TWTC.”

Transfer Agent and Registrar

The transfer agent and registrar for Time Warner Telecom Class A common stock is Wells Fargo Bank, Minnesota N.A.

COMPARISON OF STOCKHOLDER AND MEMBER RIGHTS

Time Warner Telecom is a corporation incorporated under the laws of the State of Delaware. Xspedius is a limited liability company formed under the laws of the state of Delaware. If the merger is completed, equity holders of Xspedius, whose rights are currently governed by the LLCA and the Second Amended and Restated Operating Agreement of Xspedius, will become holders of Time Warner Telecom Class A common stock, and their rights as such will be governed by the DGCL, the restated certificate of incorporation of Time Warner Telecom and the by-laws of Time Warner Telecom, as amended. The material differences between the rights of holders of Xspedius membership interests and the rights of holders of Time Warner Telecom Class A common stock, resulting from the differences in their governing documents and laws, are summarized below.

The following summary does not purport to be a complete statement of the rights of holders of Xspedius securities or Time Warner Telecom Class A common stock. We qualify this discussion in its entirety by the LLCA, the Xspedius operating agreement, the DGCL, and the Time Warner Telecom restated certificate of incorporation and by-laws, as amended. See also “Description of Time Warner Telecom Capital Stock” beginning on page 41.

Capitalization

Time Warner Telecom

Time Warner Telecom’s restated certificate of incorporation provides for authorized capital stock of 459.8 million shares, consisting of 277.3 million shares of Class A common stock, $.01 par value per share, 162.5 million shares of Class B common stock, $.01 par value per share, and 20 million shares of preferred stock, $0.01 par value per share. No preferred stock is outstanding.

Time Warner Telecom’s board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the Class A common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

Xspedius

Xspedius’ operating agreement authorizes it to issue membership units in the form of preferred units, common units and any other units approved by its board of managers. The only other form of units currently authorized by the board of managers are the incentive units. The operating agreement does not limit the number of units which may be issued, but Xspedius’ Incentive Plan limits the number of incentive units to 1,000,000. Units representing the initial capital contributions of the initial members of Xspedius are preferred units representing a capital contribution of $1.50 per unit. The capital contributions and other rights and privileges attributable to any other units are to be determined by the board of managers at the time of issuance. The terms of each unit are set forth in the operating agreement. Except as otherwise provided in the operating agreement, preferred units and common units are identical in all respects.

Voting Rights

Time Warner Telecom

Each share of Class A common stock entitles the holder to one vote and each share of Class B common stock entitles the holder to 10 votes on each matter to be voted upon by the holders of the common stock. The holders of the shares of Class A common stock and Class B common stock vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to Time Warner Telecom’s restated certificate of incorporation that would increase the number of authorized shares of common stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number then outstanding), except as required by the DGCL and except that, as long as the outstanding Class B common stock represents at least 50% of the aggregate voting power of both classes of common stock outstanding, the approval of 100% of the Class B stockholders is required:

•	to amend, alter or repeal any provision of the restated certificate of incorporation, other than in connection with certain ministerial actions; or

•	for any direct or indirect disposition by Time Warner Telecom of capital stock of subsidiaries or assets that in either case represent substantially all of Time Warner Telecom’s assets and those of its subsidiaries on a consolidated basis; and

•	for the issuance of any additional shares of Class B common stock or any capital stock having more than one vote per share.

Neither the holders of Class A common stock nor the holders of Class B common stock have cumulative voting rights.

Xspedius

Prior to an initial public offering, the members of Xspedius’ board of managers consist of its chief executive officer and persons selected by Xspedius Holding Corp. and Xspedius Management Co., LLC; the other members of Xspedius have no power to elect members of its board of managers.

Approval of the following matters requires the approval of the board of managers and the holders of a majority of the outstanding units:

•	any merger, consolidation or other transaction to which Xspedius is a party that would result in a change of control of Xspedius;

•	any sale or other disposition for value of all or substantially all of the assets of Xspedius;

•	any liquidation or dissolution of Xspedius;

•	any acquisition that, on a pro forma basis, represents 50 percent or more of Xspedius’ total revenues for the most recent fiscal year;

•	any material transaction with an affiliate of Xspedius that is not approved by a majority of the disinterested members of the board of managers;

•	the redemption or other purchase for value of any common units other than the purchase of common units from former employees as approved by the board of managers;

•	the creation of any new class of units (or the issuance of any such units) that have a preference over the preferred units with respect to distributions;

•	any amendment to the operating agreement that adversely affects the rights and preferences of the holders of preferred units; and

•	any other amendment to the operating agreement other than amendments of a purely ministerial nature.

Approval of any of the matters listed in the sixth, seventh and eighth bullet points above also requires the approval of the holders of two-thirds of the outstanding preferred units.

Election of Directors/Managers

Time Warner Telecom

Directors are elected by a plurality vote of common stock voting without regard to class at the annual meeting of stockholders and hold office until the next annual meeting or until such director’s successor has been elected and qualified.

Xspedius

Prior to an initial public offering, Xspedius’ members have no power to elect any of the board of managers. Rather, three of the managers are designated by Xspedius Management Co., LLC and three by Xspedius Holding Corp. The other managers are the chief executive officer of Xspedius and such additional managers as may be named by the board.

Removal

Time Warner Telecom

Subject to the rights and powers of any series of preferred stock outstanding, directors may be removed from office without cause upon an affirmative vote of the Class A and Class B common stock voting as a single class.

Xspedius

Any manager designated by Xspedius Management Co., LLC may only be removed by Xspedius Management Co., LLC. Any manager named by Xspedius Holding Corp. may only be removed by Xspedius Holding Corp. Any other manager may be removed with or without cause by the board of managers but the chief executive officer may be removed only if he ceases to serve as chief executive officer.

Vacancies

Time Warner Telecom

Subject to the rights and powers of any series of preferred stock outstanding, any newly created directorship or vacancy, during the 20-day period following the creation of the new directorship or vacancy, will be filled by the affirmative vote of the remaining director(s). After such 20-day period has expired, the directorship will be filled by either the affirmative vote of the majority of the Class A and Class B common stock voting as a single class or the affirmative vote of the remaining director(s).

Xspedius

Any vacancy with respect to a manager designated by Xspedius Management Co., LLC or Xspedius Holding Corp. may be filled only by Xspedius Management Co., LLC or Xspedius Holding Corp. respectively. Any vacancy in the position to be held by the chief executive officer may be filled only upon the appointment of a successor chief executive officer. Any other vacancy may be filled by the board of managers.

Stockholder/Member Meetings

Time Warner Telecom

Annual stockholder meetings are held on a date to be determined by the board of directors. Special meetings may be called upon the request of any director or upon written request of the holders of not less than a majority of the total voting power of the outstanding capital stock. Notice of annual or special meetings must be given at least 10 and not more than 60 days prior to the date on which the meeting is to be held. Written notice is required, and must specify the time, place and date, and, for a special meeting, the purpose(s) for which the meeting is called.

Xspedius

Meetings of members may be called at any time by the chairman or chief executive officer, two or more managers or members holding at least one-third of the outstanding units entitled to vote on any matter. The operating agreement provides that the members are to meet at least once per year.

Action by Written Consent

Time Warner Telecom

Unless otherwise provided by the certificate of incorporation, actions taken at an annual or special stockholder meeting may be taken without a meeting, without prior notice and without a vote, if written consents are signed by holders of not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares of stock of Time Warner Telecom entitled to vote were present and voted.

Xspedius

Members may act without a meeting by written consent signed by members with not less than the minimum number of units necessary to authorize or take the action at a meeting of members.

Personal Liability of Managers/Members/Officers

Time Warner Telecom

Time Warner Telecom’s restated certificate of incorporation limits the liability of directors for breaches of fiduciary duty to the fullest extent permitted by the DGCL, and also provides that no amendment of the indemnification provision in the certificate of incorporation will affect the liability of a director for acts or omissions occurring prior to such amendment.

Xspedius

Members, managers and officers of Xspedius have no liability for any obligations or liabilities of Xspedius. The operating agreement limits the liability of managers for breaches of fiduciary duty to the fullest extent permitted by the LLCA.

Indemnification of Managers/Members/Officers

Time Warner Telecom

The Time Warner Telecom by-laws provide that Time Warner Telecom will indemnify and hold harmless directors or officers involved in any action, suit or proceeding, by reason of the fact that such person is or was a director or officer of Time Warner Telecom, or was serving at the request of the company. Time Warner Telecom will cover all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred in connection with the proceeding.

Xspedius

The operating agreement provides that any person who was or is made a party to or threatened to be made a party to or is otherwise involved in any action, suit or proceeding by reason of the fact that such person is or was a manager or officer of Xspedius or was serving at the request of Xspedius in a similar position with another entity will be indemnified and held harmless by Xspedius to the fullest extent permitted to which a corporation organized under the DGCL may indemnify its officers and directors against all expense, liability and loss, provided that Xspedius may not indemnify any person in connection with a proceeding initiated by such person unless such proceeding was authorized by the board of managers. The operating agreement also requires

Xspedius to advance defense expenses in any such proceeding upon an undertaking by the recipient to return such funds if it is later determined that the recipient is not entitled to indemnification. The operating agreement permits Xspedius to purchase insurance for the benefit of any person entitled to indemnification.

Restrictions on Transfer

Time Warner Telecom

The Time Warner Telecom restated certificate of incorporation and amended by-laws do not provide for restrictions on transfers of shares of Time Warner Telecom Class A common stock.

Xspedius

Subject to certain limited exceptions for transfers to affiliates, no member may transfer any unit without the prior written consent of the board of managers, which consent may be given or withheld or made subject to conditions in the sole discretion of the board of managers.

If the board of managers approves a transfer of units constituting 5% or more of the outstanding units, Xspedius is required to give notice of the proposed transfer to each member. Each member then has the right to participate in such transfer on a pro rata basis.

If the board of managers and the holders of a majority of the outstanding units approve a sale of Xspedius pursuant to a merger or other business combination, each member is required to consent to and raise no objections against such transaction (including exercising any statutory right of appraisal) and take all other actions necessary or desirable in connection with the consummation of the transaction.

Anti-Takeover Provisions

Time Warner Telecom

The Time Warner Telecom’s restated certificate of incorporation provides that a supermajority vote (100% of Time Warner Telecom Class B common stock) is required to approve mergers, as long as the Class B stock controls at least 50% of the voting power of the voting stock. Time Warner Telecom’s restated certificate of incorporation expressly states that it has elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination,” as defined in that section, with an “interested stockholder,” as defined in that section, for a period of three years after the date of the transaction in which the stockholder became an interested stockholder.

Xspedius

Approval of any merger, consolidation or other transaction to which Xspedius is a party that would result in a change of control of Xspedius requires the approval of the board of managers and the holders of a majority of the outstanding units.

Amendments to Charter, Bylaws or Operating Agreement

Time Warner Telecom

Except as described above (see “Voting Rights”), amendments to the Time Warner Telecom restated certificate of incorporation must be approved by the board and a resolution adopted recommending that the amendment be approved by a majority of the outstanding stock entitled to vote on the amendment, plus the approval of a majority of the outstanding stock of any class entitled under the DGCL to vote separately as a class on the amendment.

The by-laws of Time Warner Telecom may be amended by the affirmative vote of a majority of the entire board of directors or the affirmative vote of a majority of the combined voting power of the voting stock, voting together as a single class.

Xspedius

Xspedius’ operating agreement provides that the operating agreement may be amended only by a written instrument executed by the company. Certain amendments (described in “Voting Rights”) may only be effected with the affirmative vote or consent of holders of at least two-thirds of the outstanding preferred units, in addition to the affirmative vote of members holding a majority of outstanding units. Certain other amendments (other than amendments of a purely ministerial nature) require the consent of members holding a majority of the outstanding units. In addition, the operating agreement specifies that there may be no amendment or waiver of any provision of the operating agreement that is expressly for the benefit of a specific member without the approval of such member; and there may be no amendment or waiver of any provision that adversely affects the Xspedius incentive units without the approval of members holding a majority of the outstanding incentive units.

Dissolution

Time Warner Telecom

Time Warner Telecom’s restated certificate of incorporation does not provide for the dissolution of the corporation. Under Section 275 of the DGCL, a corporation may be dissolved upon the adoption of a resolution to that effect by a majority of the board, and the approval of a majority of the outstanding stock entitled to vote.

Xspedius

Xspedius may be dissolved with the approval of the board of managers and the holders of a majority of the outstanding units, upon a court ordered dissolution or upon the sale of substantially all of Xspedius’ assets.

INFORMATION REGARDING TIME WARNER TELECOM

Important business and financial information regarding Time Warner Telecom is incorporated herein by reference. See “Where You Can Find More Information” beginning on page 64.

Time Warner Telecom is a leading provider of managed network solutions to a wide range of business customers throughout the United States. Time Warner Telecom delivers data, dedicated internet access, and local and long distance voice services. Time Warner Telecom’s customers are principally enterprise organizations in the health care, finance, higher education, manufacturing and hospitality industries, state, local and federal government entities as well as long distance carriers, incumbent local exchange carriers, competitive local exchange carriers, wireless communications companies, and internet service providers.

Time Warner Telecom operates in 44 metropolitan markets that have high concentrations of medium- and large-sized businesses. As of June 30, 2006, Time Warner Telecom networks spanned 21,068 route miles. Time Warner Telecom offers service in 24 states to approximately 6,433 buildings served entirely by its own network facilities and 17,623 buildings served through the use of its fiber network, and its switching facilities (for switched services) with leased services from other carriers to connect Time Warner Telecom’s distribution ring to the customer location. Time Warner Telecom continues to expand its footprint within its existing markets by connecting its network into additional buildings. Time Warner Telecom also has expanded its Internet Protocol, or IP, backbone data networking capability between markets supporting end-to-end Ethernet connections for customers, and has selectively interconnected existing service areas within regional clusters with fiber optic facilities that it owns or leases. In addition, Time Warner Telecom provides on-net inter-city switched services that provide customers a virtual presence in a remote city.

Time Warner Telecom’s primary objective is to be the leading provider of high quality data and telecommunications services in each of its service areas, principally utilizing Time Warner Telecom’s fiber facilities and its national IP backbone network to offer high value voice, data, internet, and dedicated services to become the carrier of choice for medium- and large-sized business enterprises, governmental agencies, and other carriers. By delivering customers a suite of integrated network solutions, Time Warner Telecom can meet the specific application needs of those customers, location by location, and create efficiencies for the customer and migrate the management of their disparate networks and services to Time Warner Telecom.

The key elements of Time Warner Telecom’s business strategy include the following:

•	leveraging its extensive local fiber networks to increase customer penetration in existing markets and thereby increase revenue from its existing investment;

•	increasing revenue growth from new and expanded service offerings including high-speed, high-quality data networking services such as local area networks, or LAN, native LAN, which are networks that do not require protocol conversion, internet protocol or IP-based voice and data services, security, virtual private networks, managed services, and developing future service applications to enhance each customer’s voice and data networking ability;

•	continuing to diversify its customer base and increasing revenue from enterprise customers, including business and governmental customers, while still focusing on carrier customers that are more financially stable;

•	pursuing selected opportunities to increase its network reach to serve new customers and additional locations for existing customers; and

•	continuing Time Warner Telecom’s disciplined approach to capital and operating expenditures in order to increase operational efficiencies.

Time Warner Telecom believes the following competitive strengths will help it successfully execute its business strategy:

•	proven management team, which has extensive operational experience in the telecommunications industry;

•	open network architecture, which allows it to provide a high-quality and high capacity service utilizing “best of breed” technology;

•	extensive fiber networks, which allow it to realize higher gross margins than non-fiber based carriers;

•	broad and expanding product suite, including value-added data, internet protocol and managed services;

•	focus on medium- and large-sized businesses, which are more likely to require the combination of advanced high-capacity services, superior reliability and high levels of customer service that we are able to provide; and

•	strong liquidity position, which Time Warner Telecom believes will allow it to fund its business plan.

Time Warner Telecom’s principal executive offices are located at 10475 Park Meadows Drive, Littleton, Colorado 80124, and its telephone number is (303) 566-1000. Time Warner Telecom is a Delaware corporation. Time Warner Telecom’s web site is located at www.twtelecom.com. Information contained on Time Warner Telecom’s web site is not a part of this information statement/prospectus.

INFORMATION REGARDING XSPEDIUS

Overview

Xspedius is a facilities-based provider of integrated telecommunications services to carriers and small and medium-sized businesses primarily in the southern United States. Xspedius offers a comprehensive suite of services, including local and long distance voice, data and dedicated internet access, in 43 facilities-based markets covering 20 states and the District of Columbia. As of June 30, 2006, Xspedius’ fiber optic network spanned over 2,800 metropolitan route miles.

Corporate History

Xspedius was founded in 2000 as Xspedius Corp. to serve small- and medium-sized businesses throughout a five state region consisting of Alabama, Louisiana, Mississippi, North Carolina and Tennessee. In 2001, Xspedius Corp. was converted to Xspedius, LLC. In 2002, Xspedius partnered with Thermo Telecom Partners, L.L.C. for the purpose of acquiring the business and assets of e.spire Communications, Inc. (“e.spire”) out of bankruptcy. To further this effort, Xspedius established a new management team and Thermo Telecom Partners created an affiliated entity, Xspedius Management Co., LLC (“XMC”) to fund the acquisition. On June 5, 2002, the Bankruptcy Court authorized the contribution of all the assets of e.spire to XMC. Thereafter, Xspedius managed XMC pursuant to a management agreement between Xspedius and XMC. XMC and Xspedius combined their businesses during the first quarter of 2003 to create Xspedius Communications, LLC.

In 2003, Xspedius acquired substantially all of the assets and operations of Mpower Communications, Inc.’s Texas markets. In 2005, Xspedius acquired substantially all of the telecommunication assets and operations of ICG Communications, Inc. and ICG Telecom Group, Inc. (the “ICG Acquisition”) in Louisville, Kentucky; Birmingham, Alabama; Atlanta, Georgia; Charlotte, North Carolina; and Nashville, Tennessee.

Products and Services

Xspedius provides a broad portfolio of voice, internet, integrated, data and dedicated service solutions to small and medium-sized enterprises as well as select Fortune 500 companies and other communications service providers. These services include:

Voice. Xspedius offers local telephone services, including basic dial tone services and vertical features, such as call forwarding, call waiting and call transfer; advanced call management capabilities, such as calling number identification/calling name identification, automatic call back and distinctive ringing; plus enhanced services such as voice mail and direct inward dialing. Its services are provided via analog and digital service platforms. Xspedius offers a full range of intra-state and international long distance services and calling plans to customers who purchase Xspedius’ local service. Services include “1+” outbound calling, inbound toll free service and complementary services such as dedicated long distance, operator and directory assistance and calling cards.

Internet. Xspedius offers a broad range of internet related services, including dedicated and broadband Internet access, web hosting, colocation, managed VPN and other services. Xspedius offers a variety of bandwidth increments, access methods and billing options that can be customized to fit the customer’s needs. Xspedius’ IP network services are delivered over its MPLS-enabled IP backbone.

Integrated. Xspedius offers integrated communications services in a high quality bundle to small and medium-sized businesses.

Data. Xspedius’ data services provide connections for internet, data, voice and video networks at variable capacities at two or more points. Specific packet-based data services include ATM, frame relay and Ethernet.

Dedicated. Xspedius’ dedicated services include dedicated transport, metro Ethernet, private line and fiber and maintenance.

Xspedius’ principal executive offices are located 5555 Winghaven Blvd., Suite 300, O’Fallon, MO 63368 and its telephone number is (636) 625-7000. Xspedius is a Delaware limited liability company. Xspedius’ web site is located at www.xspedius.com. Information contained on Xspedius’ web site is not a part of this information statement/prospectus.

Management’s Discussion and Analysis of Operations

The financial data set forth below for the year ended December 31, 2005 is drawn from the audited financial statements of Xspedius. The financial data for other periods is drawn from the unaudited financial statements of Xspedius. These financial statements are included elsewhere in this information statement/prospectus. The financial statements for 2005, 2004 and 2003 have been restated as discussed in Note 2 of the Xspedius financial statements as included herein.

Forward-Looking Statements

The following discussion contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about Xspedius’ beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on management’s beliefs and assumptions, which in turn are based on currently available information. These assumptions could prove inaccurate, which could cause actual results that differ materially from those contained in any forward-looking statement. Forward-looking statements also involve risks and uncertainties. Many of these factors are beyond Xspedius’ ability to control or predict and such incurrence could be material. Such factors include, but are not limited to, the following:

•	Xspedius’ ability to implement its business strategy;

•	Xspedius’ liquidity and capital resources;

•	competitive pressures and trends in the communications industry;

•	uncertainty in the regulatory landscape; and

•	economic uncertainty.

Other risks and uncertainties that may impact forward-looking statements contained in this information statement/prospectus are discussed in “Risk Factors.”

Xspedius believes the forward-looking statements in this information statement/prospectus are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date of this information statement/prospectus, and Xspedius undertakes no obligation to update publicly any of them in light of new information or future events.

General Overview

Xspedius is a facilities-based provider that delivers voice, internet, integrated, data and dedicated communications services to approximately 20,000 end-user customers and other communications service providers in markets throughout the southern United States. Xspedius employs a direct sales and marketing strategy based on a consultative approach in selling services to its customers. Xspedius’ locally based sales force is trained to focus on product differentiation, superior quality, service execution and competitive prices. Xspedius offers a full suite of telecom services, including:

•	Local dial tone and enhanced voice features;

•	internet access;

•	long distance;

•	metro Ethernet;

•	enhanced data services (ATM, and frame relay);

•	Dedicated transport;

•	Private line; and

•	fiber.

Xspedius is the successor of Xspedius Corp. and includes certain assets formally owned by e.spire, Mpower Communications, ICG Communications, Inc. and ICG Telecom Group, Inc. As of June 30, 2006 Xspedius’ fiber optic network spanned over 2,800 metropolitan route miles providing services to approximately 700 buildings served entirely by its own facilities.

A summary of Xspedius’ non-financial statistical information as of June 30, 2006 is as follows:

Total
Markets Served	43
Local Route Miles	2,853
On-Net Buildings	695
Active Class 5 Switching Central Offices	34
LEC LSOs	218
Total Employees	762

Performance Indicators

Xspedius’ management reviews and analyzes several key performance indicators (“KPIs”) in order to manage its business and assess the quality of and potential variability of its earnings and cash flow. These key performance indicators include:

•	total revenue;

•	gross margin; and

•	sales, operating and general expenses.

Xspedius believes that revenue is an indicator of its annual business growth. Gross margin is a measure of operating performance that reflects the ongoing effectiveness of management’s sales, cost control, and acquisition initiatives. Sales, operating and general expenses are an important measure of the efficiency with which Xspedius sells, provides and supports its services, and the efficiency of its back office operations.

The following table outlines KPIs for the years ended December 31, 2005, 2004, and 2003 and the six months ended June 30, 2006 and 2005.

	Year Ended December 31,			Six Months Ended June 30,
	2005	2004	2003	2006	2005
	(Amounts in thousands)
Total Revenue	$214,660	$211,167	$197,334	$114,061	$104,388
Gross Margin	51.5%	54.2%	56.7%	53.5%	51.7%
Sales, Operating and General Expenses	$104,036	$118,658	$118,248	$45,545	$53,089

Significant Accounting Policies

Xspedius has identified the policies below as critical to its business operations and the understanding of its results of operations. The effect of any associated risk related to these policies on Xspedius’ business operations is discussed throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations where these policies affect Xspedius’ reported and expected financial results.

Accounts Receivable

Trade accounts receivable represent subscriber and carrier access receivables. The allowances for doubtful accounts is Xspedius’ best estimate of the amount of probable credit losses in its existing receivables. Xspedius establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Receivable balances are reviewed on an aged basis and account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Xspedius has recorded an allowance for doubtful accounts of $5.1 million, $5.6 million, $13.9 million and $9.9 million as a reduction of accounts receivable at June 30, 2006, December 31, 2005, 2004 and 2003, respectively.

Property and Equipment

Property and equipment is stated at cost, and a provision for depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the assets, commencing when the asset is ready for its intended use. All equipment included in property and equipment that will likely not be utilized is stated at salvage value.

Capitalized costs include those associated with the acquisition, construction, and installation of network infrastructure, including labor directly attributable to installation of network equipment. Costs related to repair and maintenance are charged to expense as incurred. Leasehold improvements are depreciated using the straight-line method over the life of the lease or the useful life of the asset, whichever is shorter.

The estimated lives of Xspedius’ principal classes of property and equipment are as follows:

Years
Facilities, equipment, and vehicles	3 to 20
Office equipment and fixtures	3 to 5
Other	3 to 10

Asset Impairments

In accordance with SFAS 144, “Accounting for Impairment or Disposal of Long-Lived Assets,” Xspedius reviews the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Measurements of any impairment include a comparison of estimated undiscounted future operating cash flows anticipated to be generated during the remaining life of the assets with their carrying value. As of December 31, 2005 and June 30, 2006, Xspedius’ management determined that there is no impairment.

Xspedius makes significant assumptions and estimates in this process regarding matters that are inherently uncertain, such as estimating cash flows, remaining useful lives, discount rates and growth rates. The resulting cash flows are computed over an extended period of time, which subjects those assumptions and estimates to an even larger degree of uncertainty. Although Xspedius believes that its estimates are reasonable, different assumptions regarding cash flows could materially affect the valuation of its long-lived assets.

Stock-based Compensation

Through December 31, 2005, Xspedius accounted for its option plan using the intrinsic-value-based method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. As such, compensation expense was recorded on the date of grant, only if the current market price of the underlying unit exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), permitted entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. SFAS 123 allowed entities to continue to apply the provisions of APB 25 and provide pro forma net income disclosures as if the fair-value method defined in SFAS 123 had been applied. Xspedius had elected to continue to apply the intrinsic-value-based method of accounting under APB 25. Effective January 1, 2006, Xspedius adopted SFAS No. 123(R) Share-Based Payment (“SFAS 123(R)”), which addresses the accounting for share-based payment transactions. Under the provisions of SFAS No. 123(R), Xspedius did not incur any stock-based compensation expense for the six months ended June 30, 2006.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”). The statement requires expanded disclosure of pro forma fair value stock compensation information for all companies regardless of whether an entity adopts the fair-value method of accounting for stock-based compensation. Had Xspedius determined compensation cost based on the fair value at the grant date for its unit options under SFAS 123, Xspedius’ net loss for the year ended December 31, 2005, would not have been different from the amount shown in the accompanying statement of operations.

Xspedius’ employee option plan provides for grants of common units. No unit options were granted during the six months ended June 30, 2006 or the year ended December 31, 2005.

Accrued Network Costs

Accrued network costs include Xspedius’ management’s estimate of charges for direct access lines, facility charges, outgoing and incoming minutes, reciprocal compensation, and other costs of revenue for a given period for which bills have not yet been received. Xspedius’ management’s estimate is developed from the number of lines and facilities in service, minutes and use and rates charged by each respective service provider and historically charged amounts. Subsequent adjustments to this estimate may result when actual costs are billed by the service provider. However, management does not believe that such adjustments will be material to Xspedius’ financial statements.

Xspedius pays network costs to other carriers and vendors for leasing of facilities, collocation, space and other telecommunication services. These costs are recognized as incurred. However, in the event of disputes, Xspedius recognizes such disputed costs when realization of exposure is determinable and reasonably likely to be incurred. As of June 30, 2006, unresolved carrier network disputes totaled $17.3 million, of which $1.1 million has been accrued.

Revenue Recognition

Xspedius derives revenue from several sources, including telephony services, carrier access and reciprocal compensation, voice mail services, and internet access services.

Telephony and internet services revenue is generated from local and long distance telephone services and high speed internet access services. Xspedius recognizes telephony revenue as services are rendered. Amounts billed to future periods are recorded as deferred revenue and are recognized in revenue when services are rendered.

Xspedius recognizes revenues from carrier access and reciprocal compensation in the month in which services are provided. When realization of these revenues is not reasonably assured, revenue recognition is deferred until resolution occurs. Xspedius recognizes early termination fees billed in amounts greater than $1,000 for end-user accounts when collected.

Revenues from installation and activation activities are deferred and recognized over a 27-month period, which approximates the average term of Xspedius’ customer contracts.

Xspedius has sold dark fiber (also referred to as indefeasible rights of use, or IRUs) on its network primarily to other telecommunications service providers in the form of sales of specific dark fiber strands. Xspedius recognizes revenues from transactions related to sales of dark fiber that meet the criteria of a sales-type lease at the time the dark fiber is delivered to and accepted by the customer. If the criteria for sales-type lease accounting are not met, Xspedius recognizes the revenue ratably over the term of the agreement. Total revenue associated with dark fiber sales that were recognized ratably over the term of the agreement during the years ended December 31, 2005, December 31, 2004 and December 31, 2003 were $92,000, $101,000 and $87,000, respectively. Total revenue associated with dark fiber sales that were ratable over the term of the agreement during the six months ended June 30, 2006 and June 30, 2005 totaled $51,000 and $45,000, respectively.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates are used when accounting for impairment charges, revenues and related allowances, allowance for doubtful accounts, accrued access costs, depreciation and amortization of property, plant and equipment and intangible assets, income taxes, acquisition-related assets and liabilities, accrued and contingent liabilities, goodwill valuation, and the valuation of options on member unit transactions.

Significant Events Subsequent to June 30, 2006:

Agreement and Plan of Merger

On July 27, 2006, Xspedius signed an Agreement and Plan of Merger pursuant to which Xspedius will be acquired by Time Warner Telecom. For a description of the transaction, see “The Agreement and Plan of Merger” beginning on page 34.

Results of Operations

The following tables set forth Xspedius financial data as a percentage of revenue for the years ended December 31, 2005, 2004 and 2003 and the six months ended June 30, 2006 and 2005.

	Year Ended December 31,			Six Months Ended
	2005	2004	2003	June 30, 2006	June 30, 2005
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated Financial Data:
Total Revenue	100%	100.0%	100.0%	100%	100%
Cost of Sales	48.5%	45.8%	43.3%	46.5%	48.3%
Gross Profit	51.5%	54.2%	56.7%	53.5%	51.7%
Operating Expenses
Selling, General and Administrative Expenses	48.5%	56.2%	60.0%	40.0%	50.9%
Non-Cash Compensation	0.0%	1.7%	1.5%	0.0%	0.0%
Depreciation and Amortization	19.0%	18.3%	15.9%	17.4%	19.1%
Loss of Sale of Equipment	(0.1)%	3.1%	0.1%	0.1%	(0.3)%
Total Operating Expenses	67.4%	79.2%	77.3%	57.4%	69.7%
Operating Loss	(15.9)%	(25.0)%	(20.6)%	(3.9)%	(18.0)%
Net Income/(Loss)	(19.0)%	(24.9)%	(21.3)%	(7.2)%	(20.3)%

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Total revenue. Total revenue increased 9.3% to $114.1 million for the six months ended June 30, 2006 compared to $104.4 million for the six months ended June 30, 2005. The increase was primarily the result of the ICG Acquisition as well as organic customer growth in Xspedius’ local, voice and internet revenues.

The primary sources of revenue, as a percentage of total revenue, were as follows:

	Six Months Ended June 30,
	2006	2005
Local, Voice and Internet	62.6%	59.8%
Dedicated Transport	23.2%	24.3%
Inter-carrier Compensation	7.1%	8.2%
Other	6.1%	6.9%
Data Services	1.0%	0.8%

Cost of sales. Cost of sales increased 5.2% to $53.1 million for the six months ended June 30, 2006 compared to $50.4 million for the six months ended June 30, 2005. This increase was attributed primarily to an increase in costs related to customer growth within the local, voice and internet business segment as well as network and customer network costs related to the ICG Acquisition. Further contributing to the increase in cost of sales was an increase to network repair and maintenance expenses, the result of growth of municipal fiber relocation projects.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased 14.3% to $45.6 million for the six months ended June 30, 2006 from $53.1 million for the six months ended June 30, 2005. This decrease was attributed primarily to a decrease in the average number of employees to 758 during the six months ended June 30, 2006 from 948 during the six months ended June 30, 2005, resulting in a decrease of payroll expenses of approximately $6.0 million.

Depreciation and amortization. Depreciation and amortization expense of $19.8 million remained relatively constant for the six months ended June 30, 2006 compared to $19.9 million for the six months ended June 30, 2005.

Interest expense-net. Interest expense-net increased to $3.8 million for the six months ended June 30, 2006 compared to $2.5 million for the six months ended June 30, 2005. The increase was primarily the result of Xspedius incurring a full six months of interest on its senior term loan compared to four months of interest during the six months ended June 30, 2005, together with an increase in average interest rate from 9.4% to 15.2%.

Financial Condition—June 30, 2006

Cash provided by operations for the six months ended June 30, 2006 totaled $14.5 million compared to cash used by operations of $4.6 million for the six months ended June 30, 2005. The improvement was primarily the result of a reduction in operating losses of $13.0 million and an increase in working capital, including a decrease in accounts receivable of $8.7 million.

Cash used in investing activities totaled $8.8 million for the six months ended June 30, 2006 compared to cash used in investing activities of $26.1 million for the six months ended June 30, 2005. The decrease was principally attributed to cash used in the ICG Acquisition in 2005 of $16.8 million.

Cash used in financing activities totaled $1.4 million for the six months ended June 30, 2006 compared to cash provided by financing activities of $43.6 million for the six months ended June 30, 2005. During the six months ended June 30, 2005 Xspedius received net proceeds $52.5 million from a five-year $55.0 million senior secured loan with a group of private banks and repaid $7.0 million of existing indebtedness.

Results of Operations—Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Total revenue. Total revenue increased 1.7% to $214.7 million for the year ended December 31, 2005 compared to $211.2 million for the year ended December 31, 2004. The increase was attributable to organic growth in Xspedius’ local, voice and internet revenues as well as the ICG Acquisition, which resulted in an increase to Dedicated Transport revenue.

The primary sources of revenue, as a percentage of total revenue were as follows:

	Year Ended December 31,
	2005	2004
Local, Voice and Internet	60.3%	57.3%
Dedicated Transport	25.4%	23.3%
Inter-carrier Compensation	7.5%	10.0%
Other	6.1%	8.5%
Data Services	0.7%	0.9%

Cost of Sales. Cost of Sales increased 7.6% to $104.1 million for the year ended December 31, 2005 compared to $96.8 million for the year ended December 31, 2004. This increase was attributed primarily to an increase in costs related to customer growth within the local, voice and internet business segment as well as costs related to acquiring the ICG Acquisition. Further attributing to the increase of cost of sales was an increase to network repair and maintenance, resulting from the ICG acquisition and an increase in municipal fiber relocation projects.

Selling, general and administrative expenses. Selling, general and administrative expense decreased 12.4% to $104.0 million for the year ended December 31, 2005 compared to $118.7 million for the year ended December 31, 2004. The decrease was attributed primarily to a decrease in the average number of employees to 885 during the year ended December, 31, 2005 from 1,025 during the year ended December 31, 2004 resulting in a decrease of payroll expenses of approximately $6.9 million.

Depreciation and amortization. Depreciation and amortization expense increased to $40.7 million for the year ended December 31, 2005 compared to $38.5 million for the year ended December 31, 2004. The increase was the result of an increase in capital expenditures to $35.1 million which included the ICG Acquisition for the year ended December 31, 2005 compared to $24.3 million for the year ended December 31, 2004.

Non-cash compensation. Non-cash compensation was $0 for the year ended December 31, 2005 compared to $3.6 million for the year ended December 31, 2004. Xspedius’ employee option plan provides for grants of common units. No unit options were granted in 2005.

Interest expense-net. Interest expense-net increased to $6.7 million for the year ended December 31, 2005 compared to $2.4 million for the year ended December 31, 2004. The increase was primarily the result of an increase in indebtedness to $51.1 million at December 31, 2005 as compared to $23.0 million at December 31, 2004.

Financial Condition—December 31, 2005

Cash used in operations for the year ended December 31, 2005 totaled $2.2 million compared to cash provided from operations of $8.3 million for the year ended December 31, 2004. The decrease was primarily the result of reductions in working capital partially offset by a reduction in operating losses of $11.8 million.

Cash used in investing activities totaled $35.1 million for the year ended December 31, 2005 compared to cash used in investing activities of $24.3 million for the year ended December 31, 2004. The increase was attributable principally to $16.8 million cash used in the ICG Acquisition.

Cash provided by financing activities totaled $37.2 million for the year ended December 31, 2005 compared to cash provided by financing activities of $5.0 million for the year ended December 31, 2004. During 2005, Xspedius received net proceeds of $52.3 million from a five-year $55.0 million senior secured loan with a group of private lenders.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Total revenue. Total revenue increased 7% to $211.2 million for the year ended December 31, 2004 compared to $197.3 million for the year ended December 31, 2003. The changes were attributed to organic customer growth in Xspedius’ local, voice and internet revenues, partially offset by a decrease in inter-carrier compensation and dedicated transport sales.

The primary sources of revenue, as a percentage of total revenue, were as follows:

	Year Ended December 31,
	2004	2003
Local, Voice and Internet	57.3%	49.3%
Dedicated Transport	23.3%	27.0%
Inter-carrier Compensation	10.0%	13.0%
Other	8.5%	9.2%
Data Services	0.9%	1.5%

Cost of sales. Cost of sales increased 13.4% to $96.8 million for the year ended December 31, 2004 compared to $85.4 million for the year ended December 31, 2003. This increase was attributable primarily to customer growth in Xspedius’ local, voice and internet revenue segment.

Selling, general and administrative expenses. Selling, general and administrative expenses remained relatively constant totaling $118.7 million for the year ended December 31, 2004 compared to $118.3 million for the year ended December 31, 2003.

Depreciation and amortization. Depreciation and amortization expense increased to $38.5 million for the year ended December 31, 2004 compared to $31.3 million for the year ended December 31, 2003. This increase was the result of Xspedius’ continued investment in its network to serve a growing base of customers as reflected in its 2004 capital expenditures of $24.3 million.

Non-cash compensation. Non-cash compensation was $3.6 million for the year ended December 31, 2004, an increase of 22% from $2.9 million for the year ended December 31, 2003 related to the vesting of options granted in 2003.

Loss on sale of equipment. In 2004, Xspedius incurred a loss on sale of equipment of $6.5 million related primarily to its decision in 2004 to sell three voice switches.

Interest expense—net. Interest expense was $2.4 million for the year ended December 31, 2004, an increase of 72% from $1.4 million for the year ended December 31, 2003. This increase was due to an increase in debt outstanding from $11.3 million to at December 31, 2003 to $23.0 million at December 31, 2004.

Financial Condition—December 31, 2004

Cash provided by operations for the year ended December 31, 2004 totaled $8.3 million compared to cash used in operations of $11.3 million for the year ended December 31, 2003. The increase was primarily the result of an increase in working capital resulting primarily from a decrease in accounts receivable of $11.2 million.

Cash used in investing activities totaled $24.3 million for the year ended December 31, 2004 compared to cash used in investing activities of $5.7 million for the year ended December 31, 2003. The decrease was primarily the result of $20.9 million cash acquired in the business combination of Xspedius Holding Corp. with XMC in January of 2003.

Cash provided by financing activities totaled $5.0 million for the year ended December 31, 2004 compared to cash provided by financing activities of $30.3 million for the year ended December 31, 2003. The decrease was primarily the result of net proceeds from issuance of preferred units totaling $34.1 million in 2003.

Liquidity and Capital Resources

General. The following table shows Xspedius’ cash flows from operating, investing and financing activities for the years ended December 31, 2005, 2004 and 2003 and the six months ended June 30, 2006 and 2005:

	Year Ended December 31,			Six Months Ended June 30,
Statement of Cash Flow	2005	2004	2003	2006	2005
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands)
Net cash from operating activities	$(2,230)	$8,302	$(11,318)	$14,540	$(4,631)
Net cash from investing activities	(35,075)	(24,252)	(5,683)	(8,762)	(26,061)
Net cash from financing activities	37,224	4,978	30,320	(1,388)	43,645
Net Increase (Decrease in cash and cash equivalents)	$(80)	$(10,972)	$13,319	$4,391	$12,953

As of June 30, 2006, Xspedius had $7.1 million of unrestricted cash, and had aggregate short-term and long-term notes payable and capital lease obligations due of $49.7 million. Xspedius’ principal sources of liquidity are current operating cash flows, along with borrowing capacity under its revolving credit facility. Although Xspedius believes that these sources will provide sufficient liquidity to meet its cash requirements for capital expenditures and other general corporate purposes for the foreseeable future, Xspedius’ liquidity and ability to fund these needs may depend on its future financial performance, which will be subject in part to general economic, financial, regulatory and other factors that are beyond its control. In addition, Xspedius has $17.3 million of unresolved disputes with various carriers related to industry regulatory matters and other inter-carrier disputes of which $1.1 million is accrued as of June 30, 2006. If Xspedius’ management’s assumptions prove incorrect or if factors change significantly or other unexpected facts adversely affect Xspedius, its business may not generate sufficient cash flow from operations and future financings may not be available to meet its liquidity needs. Xspedius anticipates that, to the extent additional liquidity is necessary to fund its operations, it will be funded through the issuance of additional indebtedness, additional equity financings or a combination of these potential sources of liquidity. Xspedius may not be able to obtain this additional liquidity on terms acceptable to it or at all.

Term loan. On March 3, 2005, Xspedius received proceeds from a five-year $55.0 million senior secured loan with a group of private lenders at an interest rate of LIBOR, plus 6.5%; or a base rate tied to prime; or the federal funds rate, plus 5.5%. The maturity date of the senior secured loan is March 1, 2010 with quarterly payments of $125,000 beginning on June 30, 2005 and the final installment of $47.6 million due on March 1, 2010. The Senior Secured Loan is secured by a first priority security interest on the net cash proceeds until the cash is invested and a second priority interest on the other collateral securing Xspedius’ obligation under its revolving credit facility and a first priority security interest in substantially all of the other assets of Xspedius. The senior secured loan contains certain operational and financial covenants that require Xspedius to maintain specified levels of earnings before interest, taxes, depreciation, amortization, and other items specifically defined in the term loan agreement; and limits on capital expenditures and indebtedness.

Proceeds were used to refinance certain existing indebtedness, including the repayment of $7.0 million principal amount of senior subordinated notes and related interest, and for general business purposes including permitted acquisitions. As of June 30, 2006 and December 31, 2005, certain events of default which relate to operational and financial covenants under the senior secured loan have regularly occurred and are continuing. However, Xspedius has made all payments as the loan agreement provided. Under the terms of the senior secured loan, all amounts due and owing are subject to acceleration if a default occurs. As of the date of this information statement/prospectus, the lenders have not waived the covenant requirements. As such, the entire amount outstanding of $47.4 million and $47.7 million as of June 30, 2006 and December 31, 2005, respectively, have been reclassified from a long-term to a current liability.

In addition to regular quarterly principal payments of $125,000, Xspedius made an additional principal payment of $7.0 million on November 1, 2005. A prepayment penalty of 2.0% ($139,000) was assessed against the prepayment and is reflected in interest expense. Commencing August 30, 2005, Xspedius began to make default interest payments in accordance with the senior secured loan agreement at a rate of 2.0% in addition to the base rate. Xspedius and its lenders are disputing the date in which default interest commenced. Xspedius believes that no retroactive default interest is due; however, Xspedius has recorded an accrual in the amount of $373,000 at June 30, 2006 until such time that the dispute is resolved.

Revolving credit facility. On April 9, 2004, Xspedius entered into a $20.0 million revolving credit facility with LaSalle Business Credit, LLC. Effective September 20, 2005, the facility was assigned to Hibernia National Bank. The revolving credit facility includes a sub-facility for letters of credit. As of June 30, 2006, Xspedius had no outstanding borrowings under the line of credit and $5.7 million was reserved related to outstanding letters of credit. Maximum loan amounts are restricted to 85.0% of the face amount of Xspedius’ eligible accounts, minus reserves that the lender elects to establish from time to time. At June 30, 2006, the maximum amount available was $10.0 million. The obligations under the revolving credit facility are secured by a first priority lien on Xspedius’ accounts (including accounts receivable), customer contracts, cash and other assets. The collateral securing the revolving credit facility does not include Xspedius’ depreciable assets. The facility bears interest at an annual rate of LIBOR plus 3.0% (or prime plus 0.5% as determined by Xspedius) on outstanding borrowings and is subject to a 0.5% per annum commitment fee on any unused portion.

Contractual Obligations and Commercial Commitments

Long-term obligations at December 31, 2005 were as follows:

Payments due by Period:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Long-term debt obligations [1,2]	$47,655	$47,655	—	—	—
Capital (finance) obligations [2]	3,310	2,053	1,257	—	—
Operating lease obligations	28,148	9,459	12,429	4,864	1,396
Letters of Credit	5,864	5,864	—	—	—

Total	$84,977	$65,031	$13,686	$4,864	$1,396

[1]	Long term debt reflected as short-term due to the loan being in default as of December 31, 2005.
[2]	Does not include future interest on long term debt obligations or capital leases.

Quantitative and Qualitative Disclosure Regarding Market Risk

Xspedius is exposed to various types of market risk in the normal course of business, including the impact of interest rate changes on its investments and debt. As of June 30, 2006, investments consisted primarily of overnight euro deposits. All of Xspedius’ debt, excluding capital leases, consists of variable rate debt with an interest rate that is based on the prime rate plus 5.5% for its senior secured loan and LIBOR plus 3.0% (or the prime rate plus 0.5%) for its credit facility. Xspedius anticipates its variable interest expense for 2006 will be approximately $7.2 million based on no additional prime rate increases and no borrowings under its credit facility. As of June 30, 2006, Xspedius has total variable rate debt with a face value of $47.4 million. At this level, each 1.0% increase or decrease in interest will have approximately $0.5 million annual impact on the financial statements of Xspedius.

Off-Balance Sheet Transactions

Xspedius has not entered into off-balance sheet arrangements that have had, or are likely to have, a current or future material effect on its results of operations or its financial position.

Recently Implemented Accounting Policies

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”), which addresses the accounting for share-based payment transactions. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using APB 25, and generally requires instead that such transactions be accounted for and recognized in the statement of operations based on their fair value. Effective January 2006, Xspedius management adopted SFAS 123(R). Depending upon the number and terms of options that may be granted in future periods and vesting of currently outstanding options, Xspedius’ management believes that the implementation of this standard could have a material impact on Xspedius’ financial statements.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which changes the requirements for the accounting and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transaction provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. APB No. 20, Accounting Changes (“APB 20”) previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS 154 are effective for fiscal years beginning after December 15, 2005. Xspedius’ management does not expect this statement to have a material impact on Xspedius’ financial statements.

Market Price of and Dividends on Xspedius Equity and Related Membership Matters

There is no established public trading market for membership interests in Xspedius. Transfer of such membership interests is restricted by Xspedius’ operating agreement.

As of August 31, 2006, there were three holders of record of Xspedius preferred units, one holder of record of Xspedius common units and 25 holders of record of Xspedius incentive units.

Xspedius’ current policy is to retain all cash for use in its business. To date, Xspedius has not made any cash distributions to its members, and its management does not anticipate making any such distributions in the foreseeable future. In addition, Xspedius’ credit agreements effectively prohibit it from making any cash distributions to its members.

WHERE YOU CAN FIND MORE INFORMATION

Time Warner Telecom is subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act, and in accordance with the requirements of the Exchange Act files reports and other information with the SEC. You may read and copy documents filed with the SEC by Time Warner Telecom at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain the documents that Time Warner Telecom files electronically from the SEC’s web site at http://www.sec.gov.

Time Warner Telecom “incorporates by reference” into this information statement/prospectus certain information filed by Time Warner Telecom Inc. with the SEC, which means that Time Warner Telecom can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this information statement/prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this information statement/prospectus and in earlier filings with the SEC. Time Warner Telecom incorporates by reference the documents listed below, which have been filed with the SEC, and any future filings Time Warner Telecom Inc. may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. However, we are not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K. The following documents are incorporated herein by reference:

•	Annual Report on Form 10-K for the year ended December 31, 2005;

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006;

•	Current Reports on Form 8-K filed on January 11, 2006, February 2, 2006, February 16, 2006, February 23, 2006, March 22, 2006, March 27, 2006, March 29, 2006, April 7, 2006, April 24, 2006 and July 28, 2006; and

•	The description of Time Warner Telecom’s Class A common stock contained in the Registration Statement on Form 8-A as declared effective by the SEC on July 28, 1999.

This information is available without charge to equity holders upon written or oral request to 10475 Park Meadows Drive, Littleton, Colorado 80124, telephone (303) 566-1000, Attn: Corporate Secretary.

LEGAL MATTERS

The validity of the Time Warner Telecom Class A common stock offered by this information statement/prospectus will be passed upon by Faegre & Benson LLP, counsel to Time Warner Telecom.

EXPERTS

The consolidated financial statements of Time Warner Telecom appearing in its Annual Report (Form 10-K) for the year ended December 31, 2005 (including schedules appearing therein), and Time Warner Telecom management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such financial statements and management’s assessment are incorporated herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of Xspedius Communications, LLC as of December 31, 2005 and for the year then ended have been audited by GHP Horwath, P.C., an independent registered public accounting firm, as set forth in their report included herein and are included herein in reliance upon that report given on the authority of such firm as experts in accounting and auditing.

MISCELLANEOUS

No person has been authorized to give any information or make any representation on behalf of either Time Warner Telecom or Xspedius not contained in this information statement/prospectus. If given or made, such information or representation must not be relied upon as having been authorized. The information contained in this information statement/prospectus is accurate only as of the date of this information statement/prospectus and, with respect to material incorporated into this document by reference, the dates of such incorporated material.

If you live in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

INDEX TO XSPEDIUS FINANCIAL STATEMENTS

Independent Auditors’ Report

To the Board of Managers

of Xspedius Communications, LLC:

We have audited the accompanying balance sheet of Xspedius Communications, LLC (the Company) as of December 31, 2005, and the related statements of operations, members’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the financial position of Xspedius Communications, LLC as of December 31, 2005, and the results of their operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company has restated its operating expenses for the year ended December 31, 2005, and has restated its accrued expenses and members’ equity units as of December 31, 2005 to revise the previously reported amounts.

GHP Horwath, P.C.

Denver, Colorado

April 28, 2006

August 28, 2006, as to Notes 2 and 17

XSPEDIUS COMMUNICATIONS, LLC

Balance Sheets

December 31, 2005 and 2004 (unaudited) and

June 30, 2006 (unaudited)

(In thousands)

	June 30, 2006	December 31, 2005	December 31, 2004
		(restated)	(restated)
Assets
Current assets:
Cash and cash equivalents	$7,119	2,729	2,809
Trade accounts receivable, net of allowances of $5,064, $5,621, and $13,922, respectively	16,845	24,218	30,092
Prepaid expenses	2,444	2,225	2,735
Other receivables	139	1,461	1,557

Total current assets	26,547	30,633	37,193
Restricted cash	101	131	45
Property and equipment, net	112,661	119,179	125,001
Intangible assets, net	29,121	33,262	39,736
Goodwill, net	73,278	73,744	67,036
Other assets	6,801	7,638	6,575

Total assets	$248,509	264,587	275,586

Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$5,528	12,278	19,693
Accrued expenses	27,675	27,859	22,021
Deferred revenue	3,367	3,161	11,890
Current installments of capital lease obligations	2,022	2,053	12,704
Senior secured loan	47,405	47,655
Revolving credit facility		134

Total current liabilities	85,997	93,140	66,308

Capital lease obligations, less current installments	284	1,257	3,313
Other liabilities	351	321	245
Subordinated note—related parties			7,000
Deferred revenue	1,333	1,031	845
Deferred rent	971	1,050	997

Total liabilities	88,936	96,799	78,708

Members’ equity:
Preferred	162,370	170,585	203,356
Common	23	23
Deferred stock-based compensation	(2,820)	(2,820)	(2,820)
Subscriptions receivable			(3,658)

Total members’ equity	159,573	167,788	196,878

Total liabilities and members’ equity	$248,509	264,587	275,586

See accompanying notes to financial statements.

XSPEDIUS COMMUNICATIONS, LLC

Statements of Operations

For the Years ended December 31, 2005, 2004 (unaudited), 2003 (unaudited) and

For the 6 months ended June 30, 2006 (unaudited) and 2005 (unaudited)

(In thousands)

	June 30, 2006	June 30, 2005	December 31, 2005	December 31, 2004	December 31, 2003
		(restated)	(restated)	(restated)	(restated)
Revenues	$114,061	104,388	214,660	211,167	197,334
Cost of sales (exclusive of depreciation and amortization shown below)	53,050	50,440	104,066	96,767	85,384

Gross profit	61,011	53,948	110,594	114,400	111,950

Operating expenses:
Selling, general and administrative expenses	45,545	53,089	104,036	122,222	121,165
Depreciation and amortization	19,784	19,892	40,698	38,487	31,276
(Gain)/loss on disposal of equipment	98	(238)	(34)	6,469	102

Total operating expenses	65,427	72,743	144,700	167,178	152,543

Operating loss	(4,416)	(18,795)	(34,106)	(52,778)	(40,593)

Other income (expense):
Interest income	283	307	523	57	219
Interest expense	(4,166)	(2,824)	(7,233)	(2,436)	(1,600)
Other income, net	85	141	61	(507)	8

Total other expenses	(3,798)	(2,376)	(6,649)	(2,886)	(1,373)

Loss before the cumulative effect of accounting change	(8,214)	(21,171)	(40,755)	(55,664)	(41,966)

Cumulative effect of accounting change				3,067

Net loss	$(8,214)	(21,171)	(40,755)	(52,597)	(41,966)

See accompanying notes to financial statements.

XSPEDIUS COMMUNICATIONS, LLC

Statements of Members’ Equity

For the Years ended December 31, 2005, 2004 (unaudited), 2003 (unaudited) and

For the 6 months ended June 30, 2006 (unaudited)

(In thousands)

	Preferred equity	Common equity	Subscriptions receivable	Deferred stock-based compensation	Total members’ equity
Balance at January 1, 2003 (restated)	$80,890				$80,890

Issuance of preferred units and options in connection with acquisition of XMC	178,079			(9,713)	168,366
Issuance of preferred units	38,658		(4,551)		34,107
Compensation expense for stock-based awards				2,917	2,917
Forfeiture of unvested stock options	(271)			271
Net loss (restated)	(41,966)				(41,966)

Balance at January 1, 2004 (restated)	255,390		(4,551)	(6,525)	244,314

Adjustment to purchase consideration of XMC	(2,000)				(2,000)

Equity contribution associated with a transaction with an affiliated entity	2,704				2,704
Compensation expense for stock-based awards				3,564	3,564
Forfeiture of unvested stock options	(141)			141
Settlement of subscriptions receivable with services			893		893
Net loss (restated)	(52,597)				(52,597)

Balance at January 1, 2005 (restated)	203,356		(3,658)	(2,820)	196,878

Reversal of subscriptions receivable in connection with purchase of XMC leased assets	(3,658)		3,658

Issuance of preferred units and options in connection with purchase of XMC leased assets	10,380				10,380

Issuance of preferred units and options in connection with purchase of assets and payoff of $1.0 loan plus accrued interest to XEL	1,262				1,262

Issuance of common units to former chairman		23			23
Net loss (restated)	(40,755)				(40,755)

Balance at January 1, 2006	170,585	23	0	(2,820)	167,788

Net loss	(8,214)				(8,214)

Balance at June 30, 2006	$162,371	23	0	(2,820)	$159,573

See accompanying notes to financial statements.

XSPEDIUS COMMUNICATIONS, LLC

Statements of Cash Flows

For the Years ended December 31, 2005, 2004 (unaudited), 2003 (unaudited) and

For the 6 months ended June 30, 2006 (unaudited) and 2005 (unaudited)

(In thousands)

	June 30, 2006	June 30, 2005	December 31, 2005	December 31, 2004	December 31, 2003
		(restated)	(restated)	(restated)	(restated)
Cash flows from operating activities:
Net loss	$(8,214)	(21,171)	(40,755)	(52,597)	(41,966)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,784	19,892	40,697	38,487	31,276
Noncash compensation expense	—	—	23	3,564	2,917
Loss on disposition of equipment	102	238	(34)	5,507	102
Loss on impairment of leasehold improvements	—	—	—	962	—
Amortization deferred financing costs	434	256	627	97	—

Changes in assets and liabilities:
Trade accounts receivable and other receivables	8,695	(2,497)	5,970	11,240	(13,026)
Prepaid expense	(219)	419	510	207	(642)
Restricted cash	30	(1)	(86)	3,705	(3,295)
Other assets	403	414	810	(4,569)	(1,184)
Deferred revenue	507	374	(8,543)	(357)	3,939
Accounts payable and accrued expenses	(6,934)	(2,347)	(1,577)	2,391	11,335
Other liabilities	(48)	30	128	(335)	205
Due to related parties	—	—	—	—	(979)

Net cash provided by (used in) operating activities	14,540	(4,393)	(2,230)	8,302	(11,318)

Cash flows from investing activities:
Capital expenditures	(8,762)	(9,527)	(18,274)	(23,964)	(26,622)
Cash acquired in business combination	—		—	—	20,939
Asset acquisition	—	(16,772)	(16,801)	(288)	—

Net cash provided by (used in) investing activities	(8,762)	(26,299)	(35,075)	(24,252)	(5,683)

Cash flows from financing activities:
Net proceeds from issuance of preferred units	—	—	—	—	34,107
Net proceeds from issuance of senior secured loan	—	52,500	52,500	—	—
Proceeds from (repayment of) borrowings from related parties	—	(7,000)	(7,000)	7,000	—
Net proceeds from equity contribution with related party	—	—	—	1,591	—
Principal payments on senior secured loan	(250)	(125)	(7,345)	—	—
Revolving line of credit	(134)	—	134	—	—
Principal payments of capital lease obligations	(1,004)	(1,730)	(1,065)	(3,613)	(3,787)

Net cash provided by (used in) financing activities	(1,388)	43,645	37,224	4,978	30,320

Net increase (decrease) in cash and cash equivalents	4,390	12,953	(80)	(10,972)	13,319

Cash and cash equivalents at the beginning of period	2,729	2,809	2,809	13,781	462

Cash and cash equivalents at the end of period	$7,119	15,762	2,729	2,809	13,781

Supplemental cash flow information:
Issuance of preferred units and options in connection with the acquisition of XMC, net of unearned compensation					166,366
Adjustments to purchase consideration of XMC				(2,000)
Settlement of subscriptions receivable with services				893
Purchases of property and equipment under capital leases				7,344
Issuance of preferred units in exchange for capital lease and property			11,643
Cash paid for interest	3,813	2,284	5,757	515	1,400
Reversal of subscription receivable in connection with purchase of XMC assets			3,658

See accompanying notes to financial statements.

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements

(Amounts in thousands, except unit information)

(1) Business and Organization:

Effective January 1, 2003, Xspedius Holding Corp. (“XHC”) and its wholly owned subsidiary, Xspedius, LLC (“XLLC”), entered into a business combination agreement with Xspedius Management Co. LLC (“XMC”) whereby their businesses were combined, resulting in the acquisition of certain net assets of XMC by XLLC, which then changed its name to Xspedius Communications, LLC (the “Company”).

The Company through its subsidiaries is a facilities-based provider that delivers voice, internet, integrated, data and dedicated communications services to end-user customers and other communications service providers in Tier 2 and Tier 3 markets throughout the southern United States. The Company’s voice, internet, integrated and data services include local dial tone, internet access, long distance, access charges, ATM, frame relay and enhanced voice features. The Company also sells dedicated services including dedicated transport, metro Ethernet, private line and fiber and maintenance. The Company provides these services individually or in bundles to address its customers’ needs for a fully-outsourced voice and data network solution.

On April 6, 2005, the Company entered into an agreement to acquire substantially all of the telecommunication assets and operations of ICG Communications, Inc. and ICG Telecom Group, Inc. (“ICG”) in five southeastern markets for $16,801, including $51 in acquisition expenses (the “ICG Acquisition”). The purchase price was subsequently reduced by $466 in May of 2006 in accordance with provisions of an escrow agreement between the parties. Contemporaneously, the Company entered into a management agreement to manage the operations of such markets until the closing of the acquisition. On June 30, 2005, the Company completed the acquisition. These five markets include Louisville, Kentucky, Birmingham, Alabama, Atlanta, Georgia, Charlotte, North Carolina and Nashville, Tennessee.

(2) Prior Period Adjustments

During 2005, the Company made adjustments totaling $10,983 which affected net income for 2004 and 2003 and reduced preferred members’ equity as of January 1, 2003. These adjustments included estimates of excise and sales taxes of $5,692, corrections of $2,166 related to accrued cost of service expenses, $1,467 for disposal of property and equipment, $997 for operating leases, $402 for other miscellaneous accruals, and an adjustment to the gain on sale of certain fixed assets in 2004 of $259.

During 2006, the Company became aware that it had undercharged certain customers for specific excise and sales taxes. The amount of the estimated undercharge through 2005 is approximately $8,937. As it is unlikely the Company will be able to recoup a significant portion of the undercharges from its customers, the Company may be liable for payment of these taxes. Consequently, the Company has accrued the full amount of the estimated amount as of June 30, 2006.

An analysis by year of the prior period adjustments on January 1, 2003 preferred members’ equity and on previously reported net income for 2005, 2004 and 2003 is as follows:

	Net Income			Members’ Preferred Equity
	2005	2004	2003	January 1, 2003
Amounts as previously reported	$(37,878)	(46,021)	(38,165)	81,496
Prior period adjustments	(2,877)	(6,576)	(3,801)	(606)

Amounts as restated	$(40,755)	(52,597)	(41,966)	80,890

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

The prior period adjustments increased accrued expenses and total liabilities by $8,937 as of December 31, 2005 from what was previously reported and decreased the book value of its preferred units as of that date by an equal amount. The prior period adjustments decreased property and equipment by $1,467, and increased accrued expenses and deferred rent by $8,260 and $997, respectively at December 31, 2004, and reduced the book value of its members’ preferred units by $10, 724 at that date. The prior period adjustments had no effect on cash flows from operating, investing or financing activities from what was previously reported.

(3) Basis of Presentation

The interim financial information for the six months ended June 30, 2006 and 2005 has been prepared in accordance with the Company’s accounting policies for annual financial statements. The interim financial information reflects all adjustments which, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

(4) Summary of Significant Accounting Policies:

(a) Cash, Cash Equivalents, and Restricted Cash

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company has restrictions on its cash related to requirements under the Company’s lease agreements, bonding requirements for state licenses, and telecommunication franchise agreements.

(b) Property and Equipment

Property and equipment is stated at cost, and depreciation is provided on a straight-line basis over the estimated useful lives of the assets, commencing when the asset is ready for its intended use. All equipment included in property and equipment that will likely not be utilized in the future is stated at salvage value.

Costs capitalized include costs associated with the acquisition, construction, and installation of network infrastructure, including labor directly attributable to installation of network equipment. Costs capitalized in connection with the development of communication networks include costs associated with network infrastructure, communications equipment, and construction. Leasehold improvements are depreciated using the straight-line method over the life of the lease or the useful life of the asset, whichever is shorter. The estimated useful lives of the Company’s other classes of assets are as follows:

Years
Facilities, equipment, and vehicles	3 to 20
Office equipment and fixtures	3 to 5

(c) Goodwill, Intangible and Other Assets

Goodwill represents the excess of the consideration paid over the fair value of net assets acquired in a purchased business combination. Goodwill is no longer amortized, but instead is assessed for impairment at least annually. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would, more likely than not, reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

performance indicators, competition, sale, or disposition of a significant portion of the business or other factors. During this assessment, management relies on a number of factors, including operating results, business plans, and anticipated future cash flows.

The ICG acquisition has been accounted for using the purchase method of accounting, and accordingly, the purchase price of $16,801 has been allocated to the intangible, tangible, and goodwill categories. Goodwill was subsequently reduced by $466 in May of 2006 in accordance with provisions of an escrow agreement between the parties.

Costs incurred in connection with securing the Company’s senior subordinated notes, including legal and professional costs, are deferred and amortized over the term of the related financing using the straight-line method.

Costs incurred in connection with customer network installation and activation activities are included with other assets as deferred costs and are amortized on a straight-line basis over a 27-month period, which approximates the average term of the customer contracts

(d) Long-lived Assets

The Company evaluates recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If facts and circumstances indicate that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to fair value. The Company had a valuation performed by a third party which showed no impairment to its long-lived assets. As such, no impairment was recorded for the year ended December 31, 2005. Further, management does not believe there was any impairment to its long-lived assets for the six months ended June 30, 2006.

(e) Revenue Recognition

The Company derives revenue from several sources, including telephony services, carrier access and reciprocal compensation, voicemail services, and internet access services.

Telephony services revenue is generated from local and long distance telephone services. The Company generates telephony services revenue by replacing the basic telephony services currently provided by incumbent local exchange carriers, interexchange carriers, and competitive local exchange carriers, including local, long distance, and other telephony services. Telephony services revenues are recognized as services are rendered. Amounts billed relating to future periods are recorded as deferred revenue and are recognized in revenue when services are rendered.

Revenues for carrier access and reciprocal compensation are recognized in the month in which the service is provided. When realization of these revenues is not reasonably assured, revenue recognition is deferred until resolution occurs.

Internet services revenue is derived from providing high-speed internet access, such as dedicated access and DSL, web-hosting services, data center collocation services, and dial-up access. Revenue for all internet services is recognized as services are rendered. Amounts billed relating to future periods are recorded as deferred revenue and are recognized in revenue when services are rendered.

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

Revenues from installation and activation activities are deferred and recognized over a 27-month period, which approximates the average term of the Company’s customer contracts.

(f) Trade Accounts Receivable

Trade accounts receivable represent subscriber and carrier access receivables. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information. Receivable balances are reviewed on an aged basis and account balances are charged off against the allowance after all means of collection have been exhausted, and the potential for recovery is considered remote.

(g) Telco Costs

The Company pays network costs to other carriers and vendors for leasing of facilities, collocation space and other telecommunications services. These costs are recognized as incurred. However, in the event of disputes, the Company recognizes such disputed costs when realization of exposure is determinable and reasonably likely to be incurred.

(h) Advertising Costs

Advertising costs are charged to expense as incurred. Approximately $25, $76, $108, and $137 of advertising costs were incurred for six months ended June 30, 2006, and the years ended December 31, 2005, 2004, and 2003, respectively.

(i) Income Taxes

The Company is treated as a partnership for tax purposes. Taxes are generally the direct obligation of the members.

(j) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant items, subject to estimates and assumptions, include revenue recognition, allowances for receivables, property and equipment valuation, goodwill valuation, and the valuation of options on member unit transactions.

(k) Stock-based Compensation Accounting

Through December 31, 2005, the Company accounted for its option plan using the intrinsic-value-based method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. As such, compensation expense was recorded on the date of grant, only if the current market price of the underlying unit exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), permitted entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. SFAS 123 allowed entities to continue to apply the provisions of APB 25 and provide pro forma net income disclosures as if the fair value

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

method defined in SFAS 123 had been applied. The Company had elected to continue to apply the intrinsic- value-based method of accounting under APB 25. Effective January 1, 2006, the Company adopted SFAS No. 123(R) Share-Based Payment (“SFAS 123(R)”), which addresses the accounting for share-based payment transactions. Under the provisions of SFAS No. 123(R), the Company did not incur any stock-based compensation expense for the six months ended June 30, 2006.

	2005	2004	2003
Net loss, as restated	$(40,755)	(52,597)	(41,966)
Stock-based compensation expense included in reported net loss	—	3,564	2,917
Stock-based compensation under the fair-value-based method	—	(3,825)	(3,673)

Pro forma net loss	$(40,755)	(52,858)	(42,722)

The weighted average fair value of the options at the grant date was $0.71, $0.55 and $0.62 per share for grants in 2005, 2004 and 2003, respectively.

The fair value of each option and warrant grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31
	2004	2003
Dividend yield	—	—
Expected volatility	0%	0%
Risk free interest rate	2.68 – 3.85%	2.27 – 3.20%
Expected life (in years)	5	5

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (“SFAS 148”). The statement requires expanded disclosure of pro forma fair value stock compensation information for all companies regardless of whether an entity adopts the fair-value method of accounting for stock-based compensation. Had the Company determined compensation cost based on the fair value at the grant date for its unit options under SFAS 123, the Company’s net loss for the year ended December 31, 2005, would not have differed from the amount shown in the accompanying statement of operations.

The Company’s employee option plan provides for grants of options to purchase common units. No unit options were granted during the six months ended June 30, 2006 or the year ended December 31, 2005.

(l) Concentrations of Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash equivalents and accounts receivable. The Company places its cash equivalents with high-credit, quality financial services companies. Collectibility of receivables is impacted by economic trends in the Company’s markets and the Company has provided an allowance that it believes is adequate to absorb losses from uncollectible accounts.

(m) Fair Value of Financial Instruments

The Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and short-term debt, are carried at amounts which approximate fair value because of their short-term maturities and market interest rates.

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

(n) Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R) Share-Based Payment (“SFAS 123(R)”), which addresses the accounting for share-based payment transactions. SFAS 123(R) eliminates the ability to account for share-based compensation transactions using APB 25, and generally requires instead that such transactions be accounted for and recognized in the statement of operations based on their fair value. Depending upon the number and terms of options that may be granted in future periods, management believes that the implementation of this standard could have a material impact on the Company’s future financial statements. Effective January 1, 2006, the Company adopted SFAS 123(R). Under the provisions of SFAS No. 123(R), the Company did not incur any stock-based compensation expense for the six months ended June 30, 2006.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS 154”), which changes the requirements for the accounting and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. APB No. 20, Accounting Changes (“APB 20”) previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The provisions of SFAS 154 are effective for fiscal years beginning after December 15, 2005. Management does not expect this statement to have a material impact on the Company’s financial statements.

(5) Accounting Change

Effective January 1, 2004, the Company changed its method for accounting for the revenue and costs associated with customer network installation and activation activities. The Company historically had accounted for such revenue and expense in the period in which it was billed to the customer (revenue) or was invoiced by the supplier (cost of sales). The Company determined in 2004 to defer the revenue and costs over the life of the new customer contracts. The cumulative effect of this accounting change in the statement of operations for the period ended December 31, 2004 is a net deferral of $3,067 of costs. The accounting change increased revenues and decreased costs of sales for the year ended December 31, 2004 by $149 and $1,200, respectively.

As of December 31, 2004, the deferred cost balance recorded as other assets was $5,255.

The following pro forma data summarizes the revenue, cost of sales, and the results of operations for the year ended December 31, 2003, as if the accounting change was made retroactively.

	Year Ended December 31
	As Reported	Pro Forma
Revenue	197,334	196,340
Cost of sales	85,384	81,323
Net loss	(38,165)	(35,098)

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

(6) Acquisitions

(a) Acquisition of XMC Assets

The Company acquired certain net assets of XMC as described in Note 1. The acquisition has been accounted for using the purchase method of accounting, and, accordingly, the purchase price of $166,366 has been allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The purchase price consisted of the $162,500 fair value of 108,333,334 preferred units issued to XMC and post closing working capital adjustments of $3,866. During 2004, the Company adjusted the purchase consideration for the XMC assets, which resulted in a decrease to the net assets acquired of $2,000 and a decrease to goodwill of $315 both related to the finalization of affiliate receivables and payables. The fair value of the preferred units was based upon XHC’s issuance of preferred units in October 2002 at $1.50 per unit, which were subsequently exchanged for preferred units of the Company on a one-for-one basis, and the Company’s issuance of preferred units in March 2003 at $1.50 per unit. The results of operations of the acquired assets and assumed liabilities have been included in the financial statements from the date of acquisition. The Company obtained a third-party valuation for the intangible assets. The estimated fair values of assets acquired and liabilities assumed are summarized as follows:

January 1, 2003
Cash and cash equivalents	$20,939
Accounts receivable	22,578
Other current assets	1,166

Total current assets	44,683

Property and equipment	52,762
Goodwill	57,146
Intangible assets	56,378
Other assets	595

Total assets	211,564

Accounts payable and accrued expenses	20,528
Other current liabilities	7,598
Capital lease obligations	13,703

Total current liabilities	41,829

Capital lease obligations—long-term	3,369

Total liabilities	45,198

Net assets acquired	$166,366

Intangible assets included customer relationships valued at $55,000, computer software valued at $750, and licenses valued at $628. Customer relationships, computer software, and licenses are amortized over seven years, five years, and two years, respectively.

In connection with the acquisition of XMC assets, the Company leased certain fixed assets from XMC. The lease was accounted for as a capital lease. Accordingly, the fixed assets are reflected in the accompanying financial statements. The liability associated with this capital lease obligation was classified as current in the accompanying financial statements. In January 2005, the Company terminated $9,000 of capital leases and $1,000 of subordinated debt between the Company and XMC and Xspedius Equipment Leasing, LLC (“XEL”), respectively, in exchange for equity. (see Note 10).

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

In connection with the acquisition, XMC employee options to acquire XMC membership interest were exchanged for options to acquire, at the same aggregate exercise price, the Company’s common units at an exchange rate of 3.61111 to 1. The fair value of these options on the date of grant was calculated as $12,250, using the Black-Scholes option pricing model with the following weighted average assumptions: (a) dividend yield of 0%, (b) expected volatility of 0%, (c) risk-free interest rate of 3.2%, and (d) an expected life of five years. The weighted average fair value of the options at the grant date was $0.73 per share. The fair value of the options was included in the purchase price of XMC. Of the total fair value of the options, $9,713 relates to unvested stock options and is allocated to deferred stock-based compensation, which is shown as a reduction to members’ equity. This deferred stock-based compensation was scheduled to be recognized as compensation cost over the remaining future vesting period. During 2004 and 2003, $3,564 and $2,917, respectively, was recognized as compensation cost, and deferred stock-based compensation was reduced by $141 and $271, respectively, for the forfeiture of unvested stock options. See Note 4 (k).

(b) ICG Acquisition

On April 6, 2005, the Company entered into an agreement to acquire substantially all of the telecommunication assets and operations of ICG in five southeastern markets for $16,801. Contemporaneously with the ICG acquisition, the Company entered into a management agreement to manage the operations of such markets until the closing of the acquisition. On June 30, 2005, the Company completed the acquisition. These five markets include Louisville, Kentucky, Birmingham, Alabama, Atlanta, Georgia, Charlotte, North Carolina and Nashville, Tennessee. The acquisition was accounted for using the purchase method of accounting, and, accordingly, the purchase price of $16,801 was allocated to the tangible and intangible assets acquired based on the estimated fair values at the date of acquisition. The remaining amount was assigned to goodwill. The Company obtained a third-party valuation for the intangible assets. The estimated fair values of assets acquired are summarized as follows:

Property and equipment	$8,413
Intangible assets	1,680
Goodwill	6,708

Total assets	$16,801

Intangible assets included customer relationships valued at $1,340 and a favorable fiber lease valued at $289. Acquisition costs associated with the purchase of $51 were allocated to intangible assets. Customer relationships and acquisitions costs are amortized over five years. The favorable fiber lease is being amortized over twenty-one years, which is the remaining life of the lease.

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

(7) Property and Equipment

The major categories of property and equipment at June 30, 2006, and at December 31, 2005 and 2004, are as follows:

	2006	2005	2004
Facilities and equipment	$225,715	217,801	188,457
Office equipment and fixtures	1,721	1,673	977
Leasehold improvements	11,586	11,577	7,868
Construction in progress	2,684	1,634	13,170
Vehicles	1,097	1,097	371

	242,803	233,782	210,843

Less accumulated depreciation	(130,142)	(114,900)	(84,672)

	$112,661	118,882	126,171

The Company recorded depreciation expense of $15,633, $32,544, $26,670 and $22,957, for the six months ended June 30, 2006, and for the years ended December 31, 2005, 2004, and 2003, respectively. At June 30, 2006, construction in progress includes facilities and equipment totaling $2,684 that were not currently in operation. The Company plans to activate these assets by either entering new markets or as supplementary capacity in existing markets in accordance with its business plan. Approximately $3,126, $7,029, $9,126, and $7,844 of labor directly attributable to the construction or installation of network assets to be used in operations was capitalized during the six months ended June 30, 2006 and the years ended December 31, 2005, 2004, and 2003 respectively. The Company had a valuation performed by a third party which showed no impairment to its long-lived assets. As such, no impairment was recorded for the year ended December 31, 2005. Further, management does not believe there was any impairment to its long-lived assets for the six months ended June 30, 2006.

(8) Intangible Assets

Intangible assets consist of the following at June 30, 2006, and at December 31, 2005 and 2004:

	2006	2005	2004
Customer relationships	$56,400	56,391	55,000
Computer software	750	750	750
Licenses	628	628	628
Favorable fiber lease	289	289

	58,067	58,058	56,378

Accumulated amortization	(28,946)	(24,795)	(16,642)

	$29,121	33,263	39,736

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

Customer relationships, computer software, and licenses are amortized over seven years, five years, and two years, respectively. Amortization expense was $4,150, $8,153, $8,321, and $8,321, for the six months ended June 30, 2006, and for the years ended December 31, 2005, 2004, and 2003, respectively. Future amortization expense is:

Remainder of 2006	$4,150
2007	8,301
2008	8,301
2009	8,161
2010	14
2011	14
Thereafter	180

$29,121

(9) Goodwill

The carrying amount of goodwill at June 30, 2006, is as follows:

Balance as of January 1, 2004	$67,063
Adjustment to purchase consideration of XMC (see Note 6)	(315)
Acquisition costs	288

Balance as of January 1, 2005	67,036
Acquisition of ICG (see Note 4)	6,708

Balance as of January 1, 2006	73,744

ICG purchase price adjustment	(466)

Goodwill at June 30, 2006	$73,278

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), management reviews goodwill for impairment annually or more frequently whenever events or changes in circumstance indicate the carrying amount may not be recoverable. The Company determined that it operates as a single reporting unit. If the carrying value of the reporting unit exceeds its fair value, the goodwill of the reporting unit may be impaired. The estimated fair value of the Company’s reporting unit as of December 31, 2005, as calculated by a third party hired by the Company, using a discounted cash flow methodology, exceeded its carrying amount. As a result, the Company determined that its goodwill at that date was not impaired. Management does not believe that any impairment has occurred during the six months ended June 30, 2006.

(10) Accrued Expenses:

Accrued expenses consist of the following at June 30, 2006, and at December 31, 2005 and 2004:

	2006	2005	2004
Accrued employee costs	$4,270	3,030	2,288
Accrued taxes	15,921	13,634	9,671
Accrued telco costs	5,423	9,048	6,737
Other	2,061	2,147	3,327

	$27,675	27,859	22,023

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

(11) 401(k) Plan

Employees of the Company participate in a 401(k) retirement plan (the “401(k) Plan”). Employees are eligible to participate in the 401(k) Plan when the employee has completed one year of service and has attained the age of 18. Under the 401(k) Plan, participating employees may defer a portion of their pretax earnings up to certain limits prescribed by the Internal Revenue Service. The Company contributes a discretionary match equal to a percentage of the amount deferred by the employee, and a discretionary amount determined by the Company from current or accumulated net profits. The Company’s contributions are fully vested upon the completion of five years of service. The Company made discretionary contributions of $92, $102, and $119 for the years ended December 31, 2005, 2004, and 2003, respectively. The company has accrued $60 during the six months ended June 30, 2006.

(12) Debt

(a) Term Loan

On March 3, 2005, the Company received proceeds from a five-year $55,000 senior secured loan with a group of private lenders (the “Lenders”) arranged by Jefferies and Company, Inc. at an interest rate of LIBOR plus 650 basis points; or a base rate tied to prime plus 550 basis points. At June 30, 2006, the interest rate (base rate) was 13.50%. The Bank of New York acts as the Administrative Agent. The maturity date of the senior secured loan is March 1, 2010 with quarterly principal payments of $125 beginning on June 30, 2005 and the final installment of $45,655 on March 1, 2010. The senior secured loan is secured by a second priority security interest on the net cash proceeds until the cash is invested, and a second priority interest on the other collateral securing the Company’s obligation under the revolving credit facility, and a first priority security interest on substantially all of the Company’s other assets. The senior secured loan contains certain operational and financial covenants that require the Company to maintain specified levels of earnings before interest, taxes, depreciation, amortization, and other items specifically defined in the term loan agreement; as well as, limits on capital expenditures and indebtedness.

Proceeds were used to refinance certain existing indebtedness, including the repayment of $7,000 senior subordinated notes and related interest, and for general business purposes including permitted acquisitions. As of December 31, 2005 and June 30, 2006, certain events of default under the senior secured loan have occurred and are continuing which relate to operational and financial covenants. However, the Company has made all payments as provided in the loan agreement. Under the terms of the senior secured loan, all amounts due and owing are subject to acceleration if a default occurs. As of June 30, 2006, the lenders have not waived the covenant requirements. As such, the entire amount outstanding of $47,405 as of June 30, 2006 is classified as a current liability.

Based on the applicable rate in effect for the interest periods for the six months ended June 30, 2006, and the year ended December 31, 2005, interest expense, including amortization of deferred debt issuance costs, was $3,969, $6,038, respectively.

(b) Default Interest

Commencing August 30, 2005, the Company began to make default interest payments in accordance with the senior secured loan agreement at a rate of 2% in addition to the base rate. The Company and its lenders are disputing the date in which default interest commenced. The Company believes that no retroactive default interest is due; however, the Company has recorded an accrual in the amount of $373 until such time that the dispute is resolved.

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

(c) Revolving Credit Facility

On April 9, 2004, the Company entered into a $20,000 revolving credit facility with LaSalle Business Credit, LLC. Effective September 20, 2005, the facility was assigned to Hibernia National Bank. The revolving credit facility includes a sub-facility for letters of credit. The balance at June 30, 2006, was $5,740, which included $5,740 related to the Company’s outstanding letters of credit and $0 in outstanding loans. Maximum loan amounts are restricted to 85% of the face amount of the Company’s eligible accounts, minus reserves that the lender elects to establish from time to time. At June 30, 2006, the maximum amount available was $10,000. The obligations under the revolving credit facility are secured by a first priority lien on the Company’s accounts (including accounts receivable), customer contracts, cash and other assets. The collateral securing the revolving credit facility does not include the Company’s depreciable assets. The revolving credit facility bears interest at an annual rate of LIBOR plus 3.0% (or prime plus 0.5% as determined by the Company) on outstanding borrowings and is subject to a 0.5% per annum commitment fee on any unused portion. At June 30, 2006, the interest rate was 8.5%.

In addition, the revolving credit facility contains minimum earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and capital expenditure covenants that are assessed on a quarterly and annual basis, respectively, as well as restrictions on dividends, indebtedness, acquisitions and investments. As of June 30, 2006, certain events of default under the revolving credit facility occurred which relate to operational and financial covenants. Such events of default were waived by Hibernia National Bank as part of the assignment and assumption of the revolving credit facility.

(13) Leases

The Company leases certain property and equipment under various capital lease arrangements. Assets recorded under capital lease agreements included in property and equipment totaled $2,306, $13,807, and $54,059, at June 30, 2006, and at December 31, 2005, and 2004, respectively. Future minimum payments under capital leases as of June 30, 2006, are as follows:

Remainder of 2006	$1,137
2007	1,307

Total minimum payments	2,444
Less amount representing interest	(138)

Present value of minimum payments	2,306
Less current portion	(2,022)

Long-term portion	$284

In January 2005, the Company terminated $9,000 of capital leases and $1,000 of subordinated debt between the Company and XMC and XEL, respectively, in exchange for equity.

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

The Company has noncancelable operating leases for its offices and vehicles. Future minimum lease payments under noncancelable operating leases as of June 30, 2006, are as follows:

Remainder of 2006	$4,715
2007	7,979
2008	5,888
2009	3,762
2010	2,551
2011	1,479
Thereafter	2,259

$28,632

Total rent expense under operating leases was $5,564, $10,973, $11,174, and $11,100, for the six months ended June 30, 2006, the years ended December 31, 2005, 2004, and 2003, respectively, and is included in selling, general, and administrative expenses.

(14) Related Party Transactions

The Company had a long-term operating lease with US Unwired, a related party to XHC, for office space. The lease was canceled in 2005. Rent expense related to this lease totaled approximately $112, $356, and $486, for the years ended December 31, 2005, 2004, and 2003, respectively.

The Company incurred expenses totaling approximately $83, $272, $192, and $153, for the six months ended June 30, 2006, and for the years ended December 31, 2005, 2004, and 2003, respectively, to Cameron Communications (Cameron), a shareholder of XHC, related to telecommunications and other miscellaneous services. Additionally, the Company settled subscriptions receivable from Cameron during 2004 of $893 for 595,184 preferred units.

The Company paid $0, $2, $45, and $1,552, during the six months ended June 30, 2006, the years ended December 31, 2005, 2004, and 2003, respectively, to Brown Brothers Harriman, a shareholder of XHC, for professional services.

The Company contracts with UniBill, Inc. (UniBill), a subsidiary of Cameron, for all subscriber billing, accounts receivable data processing, and switch site rental. Expenses totaled $741, $1,914, $1,961, and $1,639, for the six months ended June 30, 2006 and for the years ended December 31, 2005, 2004, and 2003, respectively. During 2004, $893 of subscriptions receivable were exchanged for services provided to the Company by Cameron.

The Company incurred expenses totaling $0, $138, $1,656, and $1,242, for the six months ended June 30, 2006, and for the years ended December 31, 2005, 2004, and 2003, respectively, to XMC, a shareholder of the Company, related to leasing of tangible property assets.

The Company incurred expense of $14, $167, and $167, for the years ended December 31, 2005, 2004, and 2003, respectively, related to an equipment financing transaction with Xspedius Equipment Leasing, LLC (XEL), a shareholder of the Company. In January 2005, the Company terminated $9,000 of capital leases and $1,000 of subordinated debt between the Company and XMC and XEL, respectively, in exchange for equity.

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

The Company received proceeds of $1,000 from Xspedius Fiber Group (“XFG”), an affiliated company through common ownership, during 2004 relating to the termination of a management agreement.

During 2004, the Company received proceeds of $7,000 related to senior subordinated notes with related parties including, XMC, Meritage Private Equity Funds, and The 1818 Fund III, L.P. These notes were repaid in full during 2005 with proceeds from the senior secured loan.

During 2003 and 2004, the Company provided the use of certain fiber optic cables to XFG to support an indefeasible right of use contract between XFG and a third party, from which the Company received $3,400 in cash and recorded as deferred revenue. During 2004, the Company entered into an agreement to transfer and sell all of its right, title, and interest in the fiber optic cable to XFG, in exchange for the receipt of cash from the third party. Due to the related party nature of XFG to the Company, the transaction was recorded at historical carrying values with no gain or loss recorded by the Company. As a result of transferring the fiber optic cable to XFG, which had a net book value of $854, the Company recorded a net increase in the members’ equity for $2,704.

During the year ended December 31, 2005, the Company received proceeds of $646 from XFG (now, “FiberLight, LLC”) for expense reimbursement and fiber revenue collected by it on behalf of the Company. In addition, the Company incurred expenses of $1,201 for expense reimbursements and fiber maintenance related services.

During the six months ended June 30, 2006, the Company received proceeds of $234 from FiberLight, LLC for expense reimbursement and fiber revenue collected by it on behalf of the Company. In addition, the company incurred expenses of $574 for expense reimbursements and fiber maintenance related services.

During the year ended December 31, 2003, the Company incurred switch site rental fees totaling approximately $15 to Louisiana Unwired, LLC, a subsidiary of US Unwired.

In 2003, the Company incurred interest expense of $167 related to a $1,000 with XEL, a shareholder of the Company.

(15) Members’ Equity

(a) Preferred Units

In connection with the business combination effective January 1, 2003, the Company issued 94,498,362 preferred units to XHC and 108,333,334 to XMC. On March 31, 2003, XHC purchased an additional 13,333,334 preferred units for $20,000, which included warrants to acquire 3,333,334 preferred units. On November 19, 2003, XHC purchased an additional 4,337,567 preferred units for $6,506 and subscribed an additional 595,185 preferred units for $893. The subscription receivable was collected in the form of a monthly dollar-for-dollar reduction (not to exceed $75 per month) of the amounts owing by the Company to UniBill for services in 2004. Also, on November 19, 2003, XMC purchased 5,067,248 preferred units for $7,601. As of December 31, 2004, XHC and XMC preferred units, including subscribed preferred units, total 112,764,447 and 113,400,482, respectively, and represent all of the outstanding units of the Company. Net profits and net losses are allocated to the members in proportion to their percentage interests. Holders of the preferred units have liquidation preference over the holders of the common units.

The Company had a Subscription Receivable of $3,658 from XMC for 2,438,498 preferred units recorded as of December 31, 2004. That receivable and the related equity entry were reversed in 2005 and accounted for per

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

an Asset Contribution Agreement dated January 31, 2005, that was executed between XEL (which is substantially owned by XMC) and the Company. Per that agreement, XEL transferred certain assets, including switching and interconnection equipment as well as other assets on December 31, 2002, in exchange for 2,438,498 XC Preferred Units. The existing lease between these two parties terminated on January 31, 2005. Also, an additional 92,590 units were issued to XEL to satisfy accrued lease interest due in the amount of $139.

A second Asset Contribution Agreement dated January 31, 2005, was executed between XMC and the Company. Per that agreement, XMC transferred certain assets, including switching and interconnection equipment, to the Company in exchange for 10,000,000 XC Preferred Units. The Company also issued 920,000 preferred units to satisfy outstanding interest payable in the amount of $1,380. The existing lease between these two parties terminated on January 31, 2005.

(b) Employee Option Plan

Effective January 1, 2003, the Company adopted the Xspedius Communications, LLC Employee Option Plan (the Plan) pursuant to which options to purchase up to 36,541,667 common units may be issued to the Company’s employees. Terms of an option can be no more than 10 years from the grant date. The per unit exercise price of an option shall be no less than the fair market value per unit on the grant date. An option becomes vested and exercisable at a rate of 25% per year over four years from the date the option is granted.

A summary of the Company’s option transactions is shown below:

	Options Outstanding	Weighted Average Exercise Price
Outstanding at January 1, 2003	5,214,839	$1.56
Granted	20,765,806	0.68
Exercised	—
Forfeited	(1,349,191)	$1.21

Outstanding at January 1, 2004	24,631,484	$0.83
Granted	253,150	1.20
Exercised	—
Forfeited	(1,596,136)	$1.30

Outstanding at January 1, 2005	23,288,468	$0.80
Granted	—
Exercised	—
Forfeited	(11,384,402)	$0.90

Outstanding at January 1, 2006	11,904,066	$0.71
Granted	—
Exercised	—
Forfeited	(4,465,578)	$0.67

	7,438,488	$0.74

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

The following table summarizes information about the Company’s options outstanding at June 30, 2006:

June 30, 2006
Options Outstanding			Options Exercisable
Number Outstanding at June 30, 2006	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At June 30, 2006	Weighted Average Exercise Price
5,336,093	5.9	0.55	5,336,093	0.55
2,750	2.9	1.00	2,750	1.00
2,068,395	6.3	1.20	1,663,131	1.20
31,250	4.3	2.70	31,250	2.70

7,438,488			7,033,224

(16) Contingencies

Excluded from accounts payable and accrued expenses at June 30, 2006, are $17,300 in contingent access vendor billing disputes for which the Company has recorded an accrual in the amount of $1,100. If resolution of these disputes and allowances differ from the recorded accrual, the Company will adjust its records to account for the actual agreed upon amounts.

From time to time, the Company is involved in various litigation matters involving ordinary and routine claims incidental to our business. Management currently believes that the outcome of these proceedings, either individually or in the aggregate, will not have a material adverse effect on the Company’s business, results of operations or financial condition.

(17) Subsequent Events

(a) Agreement and Plan of Merger

On July 27, 2006, Time Warner Telecom, XPD Acquisition, LLC, the Company, Xspedius Management Co., LLC and Xspedius Holding Corp. entered into a merger agreement. Under the merger agreement, XPD Acquisition, LLC, a wholly-owned subsidiary of Time Warner Telecom, will merge with and into the Company, and the Company will become a wholly-owned subsidiary of Time Warner Telecom. The separate legal existence of XPD Acquisition, LLC will terminate upon the effectiveness of the merger. Under the terms of the merger agreement, the Company’s equity holders will receive total consideration of $531.5 million, consisting of $212.5 million of cash and $319.0 million in shares of Time Warner Telecom’s Class A common stock. The aggregate cash consideration is subject to upward or downward adjustment based on the Company’s indebtedness and working capital at the closing date, and subject to upward adjustment under the circumstances described below. The stock consideration will be the aggregate number of shares of Time Warner Telecom Class A common stock equal to the quotient of $319.0 million divided by the average of the closing price per share of Time Warner Telecom’s Class A common stock on the Nasdaq Stock Market during a specified period prior to closing. However, the aggregate number of shares issued will in no event be greater than 23,400,000 shares or fewer than 18,249,428 shares. If $319.0 million exceeds the product of (x) the number of shares of Time Warner Telecom Class A common stock to be issued in the merger multiplied by (y) the greater of the average price described above and $11.66, the aggregate cash consideration payable in the merger will be increased by the amount of such excess. All member and equity interests of the Company outstanding at the effective time will be cancelled and retired.

XSPEDIUS COMMUNICATIONS, LLC

Notes to Financial Statements—(Continued)

(Amounts in thousands, except unit information)

Effective with the signing of the Agreement and Plan of Merger on July 27, 2006, it is management’s opinion that it is probable, as defined by SFAS 5, that the Company will be acquired by Time Warner Telecom in accordance with the agreed upon terms. Provisions of the Company’s Employee Option Plan as well as the Company’s Profits Interest Plan provide that options and incentive units which have been issued under the plans fully vest upon the sale of the Company. Management estimates that upon the closing of the merger, the merger consideration to be paid to the holders of preferred and common units will be $36,000 and $7,800, respectively.

(b) FiberLight Settlement

On July 26, 2006, the Company and FiberLight, LLC, entered into an Asset Exchange Agreement relating to certain telecommunications assets and certain rights and obligations between the parties. In accordance with the Asset Exchange Agreement, the Company resolved numerous disputes between itself and FiberLight, LLC, resulting in the acquisition of fixed assets totaling $2,060.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors, Managers and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”) empowers a Delaware corporation to indemnify any person who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Section 145 of the DGCL also provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification is permitted without judicial approval if the person is adjudged to be liable to the corporation. Where a person is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify such person against the expenses which such person actually and reasonably incurred.

Time Warner Telecom’s Restated Certificate of Incorporation provides that Time Warner Telecom will indemnify its officers and directors, and may indemnify its employees and agents, to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation’s certificate of incorporation to include a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision will not eliminate or limit the liability of a director for: (i) any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) transactions under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) any transaction from which the director derived an improper personal benefit.

Time Warner Telecom has entered into indemnification agreements with all of its outside directors and has purchased directors’ and officers’ liability insurance.

Item 21. Exhibits

(a) Exhibits. See Exhibit Index immediately following the signature pages.

Item 22. Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant hereby undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(f) Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Littleton, State of Colorado, on the 1st day of September, 2006.

TIME WARNER TELECOM INC.

By:	/s/ LARISSA HERDA
Larissa Herda Chairman of the Board, President & Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Paul B. Jones and Tina Davis, or any one of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this registration statement, including any and all registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the following capacities on this 1st day of September 2006.

/S/ LARISSA L. HERDA Larissa L. Herda	Chairman of the Board, President & Chief Executive Officer (Principal Executive Officer)

/S/ MARK A. PETERS Mark A. Peters	Sr. Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ JILL R. STUART Jill R. Stuart	Sr. Vice President, Accounting & Finance and Chief Accounting Officer (Principal Accounting Officer)

/S/ GREGORY J. ATTORRI Gregory J. Attorri	Director

/S/ RICHARD J. DAVIES Richard J. Davies	Director

/S/ SPENCER B. HAYS Spencer B. Hays	Director

/S/ ROBERT D. MARCUS Robert D. Marcus	Director

/S/ KEVIN W. MOONEY Kevin W. Mooney	Director

/S/ OLAF OLAFSSON Olaf Olafsson	Director

/S/ GEORGE R. SACERDOTE George R. Sacerdote	Director

/S/ ROSCOE C. YOUNG, II Roscoe C. Young, II	Director

TIME WARNER TELECOM INC.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger by and among Time Warner Telecom Inc., XPD Acquisition, LLC, Xspedius Communications, LLC, Xspedius Management Co., LLC and Xspedius Holding Corp. dated July 27, 2006 (filed as Exhibit 2.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006)*

3.1	Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to Company’s Registration Statement on Form S-1 (Registration No. 333-49439))*

3.2	Amended By-laws of the Company (filed as Exhibit 3.2 to the Company’s Registration Statement on Form S-4/A (Registration No. 333-117144)*

4.1	Stockholders’ Agreement, among the Company, Time Warner Companies, Inc., American Television and Communications Corporation, Warner Communications Inc., TW/TAE Inc., FibrCom Holdings, L.P., Paragon Communications, MediaOne Group, Inc., Multimedia Communications, Inc. and Advance/Newhouse Partnership (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-49439))*

4.2	Amendment No. 1 to Stockholders’ Agreement among Time Warner Telecom Inc., Time Warner Companies Inc., American Television and Communications Corporation, Warner Communications Inc., TW/TAI Inc., FibrCom Holdings, L.P., MediaOne of Colorado, Inc. and Advance/Newhouse Partnerships (filed as Exhibit 4.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000)*

4.3	Indenture between Time Warner Telecom Holdings Inc., Time Warner Telecom Inc., Subsidiary Guarantors parties thereto and Wells Fargo Bank, National Association, as Trustee for Second Priority Senior Secured Floating Rate Notes due 2011 (filed as Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)*

4.4	Indenture between Time Warner Telecom Holdings Inc., Time Warner Telecom Inc., Subsidiary Guarantors parties thereto and Wells Fargo Bank, National Association, as Trustee for 9 1/4% Senior Notes due 2014 (filed as Exhibit 4.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003)*

4.5	Indenture dated February 9, 2005 among Time Warner Telecom Holdings Inc., Time Warner Telecom Inc., Subsidiary Guarantors parties thereto and Wells Fargo Bank, National Association, as Trustee for 9 1/4% Senior Notes due 2014 (filed as Exhibit 4.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)*

5.1	Opinion of Faegre & Benson LLP+

21	Subsidiaries of the Company (filed as Exhibit 21 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005)*

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23.2	Consent of GHP Horwath PC, Independent Registered Public Accounting Firm

23.3	Consent of Faegre & Benson LLP (included in Exhibit 5.1)+

24	Powers of Attorney—included with signature pages.

99.1	Form of Election Form+

*	Incorporated by reference.
+	To be filed by amendment.